SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Unaudited Financial Statements for the six-month period ended on December 31, 2005 and 2004.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Unaudited Financial Statements

For the six-month periods ended December 31, 2005 and 2004

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Financial Statements

Index

Presentation
Unaudited Consolidated Balance Sheet
Unaudited Consolidated Statement of Income
Unaudited Consolidated Statement of Cash Flows
Notes to the Unaudited Consolidated Financial Statements
Unaudited Consolidated Schedules
Unaudited Balance Sheet
Unaudited Statement of Income
Unaudited Statement of Changes in Shareholders’ Equity
Unaudited Statement of Cash Flows
Notes to the Unaudited Financial Statements
Unaudited Schedules
Additional Information to the Notes to the Unaudited Financial Statements required by section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Business Highlights
Report of Independent Auditors

Name of the Company:	Cresud Sociedad Anónima
Comercial, Inmobiliaria,
Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

Unaudited Financial Statements for the six-month period ended December 31, 2005.
Presented in comparative format with the previous fiscal year and the same period of the previous fiscal year.
Financial year No. 71 started on July 1, 2005

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	June 2, 1997

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the Unaudited Consolidated Financial Statements

CAPITAL STATUS ( Note 3 of Unaudited Financial Statements)

SHARES

Type of stock	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Ordinary certified shares of Ps.1 face value and 1 vote each	169,098,097	169,098,097	169,098,097

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Balance Sheet as of December 31, 2005 and 2004 and June 30, 2005

	December 31, 2005 (Notes 1, 2 and 3) Pesos	June 30, 2005 (Notes 1, 2 and 3) Pesos	December 31, 2004 (Notes 1, 2 and 3) Pesos
ASSETS
Current Assets
Cash and banks (Note 4.a.)	1,292,529	14,468,151	27,085,374
Investments (Note 4.b.)	6,539,129	59,978,002	2,358,471
Trade accounts receivable (Note 4.c.)	10,546,546	9,788,312	6,483,785
Other receivables (Note 4.d.)	12,794,837	22,214,019	7,413,301
Inventories (Note 4.e.)	49,273,138	46,293,640	45,751,060

Total current assets	80,446,179	152,742,124	89,091,991

Non-current assets
Other receivables (Note 4.d.)	14,964,386	6,480,334	5,358,746
Inventories (Note 4.e.)	58,600,459	53,223,179	50,872,903
Investments on controlled and related companies (Note 4.b.)	290,753,202	289,391,269	291,220,422
Other investments (Note 4.b.)	100,520,337	105,508,513	134,949,064
Fixed assets, net (Schedule A)	212,590,018	166,497,596	163,458,765

Subtotal Non-Current Assets	677,428,402	621,100,891	645,859,900

Goodwill (Note 4.b.)	(5,000,846)	(30,430,822)	(36,326,481)

Total Non-Current Assets	672,427,556	590,670,069	609,533,419

Total Assets	752,873,735	743,412,193	698,625,410

	December 31, 2005 (Notes 1, 2 and 3) Pesos	June 30, 2005 (Notes 1, 2 and 3) Pesos	December 31, 2004 (Notes 1, 2 and 3) Pesos
LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 4.f.)	28,142,275	17,894,529	11,675,837
Loans (Note 4.g.)	18,424,604	11,499,782	38,606,380
Salaries and social security payable (Note 4.h.)	1,073,881	1,748,138	895,492
Taxes payable (Note 4.i.)	1,750,065	20,203,393	4,494,052
Other debts (Note 4.j.)	2,886,937	14,634,298	10,758,911

Total Debts	52,277,762	65,980,140	66,430,672

Total current liabilities	52,277,762	65,980,140	66,430,672

Non-current liabilities
Taxes payable (Note 4.i.)	45,171,590	39,285,385	28,774,261
Loans (Note 4.g.)	111,374,915	114,693,553	123,285,777
Other debts (Note 4.j.)	434,309	1,000	1,000
Provisions (Schedule E)	104,329	104,198	38,327

Total Non-current liabilities	157,085,143	154,084,136	152,099,365

Total Liabilities	209,362,905	220,064,276	218,530,037

Minority interest	200,444	276,947	5,366

SHAREHOLDERS’ EQUITY	543,310,386	523,070,970	480,090,007

Total Liabilities and Shareholders’ Equity	752,873,735	743,412,193	698,625,410

The accompanying notes and schedules are an integral part of the consolidated financial statements

/s/ Eduardo S. Elsztain
Eduardo S. Elsztain Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statement of Income

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

	December 31, 2005 (Notes 1, 2 and 3) Pesos	December 31, 2004 (Notes 1, 2 and 3) Pesos
Sales
Crops	28,938,520	11,236,161
Beef cattle	17,263,647	18,690,480
Milk	4,277,258	1,567,574
Feed Lot	1,114,648	1,390,251
Others	3,106,795	2,358,210

Total Sales	54,700,868	35,242,676

Cost of sales (Schedule F)
Crops	(23,653,972)	(11,391,820)
Beef cattle	(14,605,947)	(14,691,109)
Milk	(2,300,728)	(876,965)
Feed Lot	(920,387)	(1,258,982)
Others	(1,179,716)	(580,398)

Total cost of sales	(42,660,750)	(28,799,274)

Gross profit	12,040,118	6,443,402

Selling expenses (Schedule H)	(4,957,612)	(2,506,807)
Administrative expenses (Schedule H)	(4,413,487)	(3,132,965)
Net gain on sale of farms	9,897,186	—
Gain from inventory holding (Schedule F)	2,104,658	6,254,786

Operating income	14,670,863	7,058,416

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	8,777,372	6,847
Interest income	181,555	222,693
Doubtful Accounts (Schedule E)	(25,000)	—
Tax on banking debits and credits	(1,006,687)	(673,530)
Gain on sale of Negotiable Bonds	14,872,000	—
Interest on bonds	4,360,671	5,473,411
Others	1,730.601	159,180

	28,890,512	5,188,601

Generated by liabilities:
Reference stabilization index (CER)	(11,688)	1,653
Interest paid	(7,963)	(102,488)
Financial expenses:
Interest on Convertible bonds (Note 7)	(4,359,619)	(5,160,478)
Others	(1,063,498)	(1,158.260)
Exchange differences and discounts	(6,570,942)	(963,859)

	(12,013,730)	(7,383,432)

Other income and expenses, net
Gains from other fixed assets sales	13,827	22,061
Others	(16,757)	(12,922)
Shareholders’ personal assets tax and miscellaneous	(889,640)	(3,315,633)

	(892,570)	(3,306,494)

Income from related companies	7,518,343	14,087,524
Management fee	(2,653,994)	(1,059,305)

Net Income before income tax and minority interest	35,519,424	14,585,310

Income tax expense	(11,709,985)	(5,111,658)
Minority interest	76,503	60,085

Net income for the period	23,885,942	9,533,737

The accompanying notes and schedules are an integral part of the consolidated financial statements

/s/ Eduardo S. Elsztain Eduardo S. Elsztain Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statement of Cash Flow

For the six-month periods beginning on July 1, 2005 and 2004 and ended December 31, 2005 and 2004

	December 31, 2005 (Notes 1, 2 and 3) Pesos	December 31, 2004 (Notes 1, 2 and 3) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period	67,462,547	13,138,533
Cash and cash equivalents at the end of the period	2,302,721	27,831,763

Net (decrease) increase in cash and cash equivalents	(65,159,826)	14,693,230

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	23,885,942	9,533,737
Accrued interest	4,598,203	5,911,384
Income tax	11,709,985	5,111,658

Adjustments made to reach net cash flow from operating activities
Income from interest in related companies	(7,518,343)	(14,087,524)
Minority interest	(76,503)	(60,085)
Increase in allowances, provisions and accruals	9,773,228	3,648,938
Depreciation	2,262,504	1,765,735
Gain from inventory holdings	(2,104,658)	(6,254,786)
Financial results	(3,556,598)	(4,817,103)
Gain on sale of Negotiable Bonds	(14,872,000)	—
Gain from sale of fixed assets	(9,911,013)	(22,061)

Changes in operating assets and liabilities
Decrease in current investments	5,625,352	5,362,711
Increase in trade accounts receivable	(733,234)	(1,128,927)
Decrease in other receivables	9,819,018	6,368,304
Increase in inventories	(2,134,857)	(10,691,110)
Decrease in social security payables, taxes payable and advances from customers	(24,952,305)	(842,975)
Decrease in trade accounts payable	(4,129,381)	(1,753,973)
Dividends collected	867,691	981,315
Increase in other debts	7,136	3,010,044

Cash flows (applied to) provided by operating activities	(1,439,833)	2,035,282

Investment activities
Increase in non-current investments	—	(1,502,678)
Increase in interest in related companies	(3,850,173)	(7,418,437)
Acquisition and upgrading of fixed assets	(45,798,517)	(4,919,680)
Sale of fixed assets	9,807,742	247,562

Cash flows applied to investment activities	(39,840,948)	(13,593,233)

Financing activities
Exercise of Warrants	308,350	4,474,246
Dividends payment	(10,000,000)	(3,000,000)
Increase in financial loans	17,038,931	36,468,450
Decrease in financial loans	(14,712,326)	(11,864,715)
Effective incentive plan	—	173,200
Decrease in other liabilities	(16,514,000)	—

Cash flows (applied to) provided by financing activities	(23,879,045)	26,251,181

Net (decrease) increase in cash and cash equivalents	(65,159,826)	14,693,230

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	202,737	503,848
Increase in other receivables by sale of fixed assets	8,572,080	—
Increase in fixed assets by increase in other liabilities	7,160,617	—
Decrease in other liabilities by decrease in fixed assets	2,055,000	—
Repayment of financial loans through issue of stock by exercise of conversion right	9,283,937	3,740,628

Complementary information
Interest paid	4,716,299	5,108,487
Income tax expense paid	22,835,735	385,077

The accompanying notes and schedules are an integral part of the consolidated financial statements

/s/ Eduardo S. Elsztain Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

For the six-month periods ended December 31, 2005 and 2004

NOTE 1: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of General Resolutions No. 368/01, 434/03, 441/03 and 459/04 of the Comisión Nacional de Valores (C.N.V.), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), the Balance Sheet as of December 31, 2005 and 2004 and the Statements of Income and the Statements of Cash Flows for the six-month periods then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares, by application of the new rules, and consolidated on a pro-rata basis for investments in which it has joint control (see Note 1.b and 1.c to the basic financial statements).

The Company applies Technical Resolution No. 21 as concerns the proportional consolidation with Cactus Argentina S.A. on a 50% basis on account of the joint control held, and applied the same percentage for elimination of balances existing between them.

The financial statements of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A. Agropecuaria Cervera S.A. at December 31, 2005 and Cactus Argentina S.A. as of December 31, 2005 and 2004 have been used in order to determine the investment at its equity value, line by line consolidation and proportional consolidation, respectely.

For purposes of comparability, reclassifications have been made on the information at December 31, 2004.

These Financial Statements and the corresponding notes and schedules are presented in Argentine Pesos.

NOTE 2: CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99	99.99
Futuros y Opciones.Com S.A.	70.00	70.00
Agropecuaria Cervera S.A.	90.00	99.00	(*)

JOINT CONTROL
Cactus Argentina S.A.	50.00	50.00

(*)	Includes participation of Inversiones Ganaderas S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2. have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2. of the basic financial statements.

On December 27, 2005, Agropecuaria Cervera S.A. (ACER) was purchased. Therefore, such company´s balance sheets have been consolidated line by line. Profits and losses of ACER between the date of purchase and the date of closing of the financial statements have not been significant and have, therefore, not been included in the Statement of Income.

High relevant valuation and disclosed criteria applied in preparing ACER’s financial statements and not explained in the significant accounting policies note of the holding company are as follows:

Valuation criteria-inventories

The tree plantations included in the caption have been valued at replacement cost in accordance with the Tree Plantation Increase Report made in December 2003 by a forestry expert at the request of ACER´s previous shareholders.

ACER former board of directors based on such report as well as on own estimates accepted the value of Ps. 4,320,000 and recorded an equal amount in other reserves in shareholders equity.

ACER’s current board of directors and shareholders, who took control of the company at period end, will request the opinion of an independent skilled appraisal so as to verify the above mentioned valuation and be able to apply it to current accounting standards.

Other considerations – new concessions

Among other goods and rights ACER has the concession for planning the execution of an integral development project including biological, economy and social issues on several real estates located in the department of Anta, province of Salta. The company is also properly authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ACER.

Among other obligations ACER has to invest Ps. 16 million in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism, and has to pay an annual US$ 60,000 cannon to the province of Salta to be paid as from the 20th year as from the commencement of the concession.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: Details of unaudited consolidated balance sheet and unaudited consolidated statement of income accounts

a. Cash and banks

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Cash	98,617	31,983	65,568
Foreign currency (Schedule G)	90,588	76,607	294,718
Local currency checking account	616,179	2,022,467	631,400
Foreign currency checking account (Schedule G)	168,681	3,897,430	9,055,590
Local currency saving account	25,838	17,505	9,897
Foreign currency saving account (Schedule G)	28,395	8,026,165	16,610,427
Checks to be deposited	264,231	395,994	417,774

	1,292,529	14,468,151	27,085,374

b. Investments and Goodwill

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Investment
Investment (Schedule C and G)	6,539,129	59,978,002	2,358,471

	6,539,129	59,978,002	2,358,471

Investment
Investment from related companies (Schedule C)	290,753,202	289,391,269	291,220,422

	290,753,202	289,391,269	291,220,422

Other investments
Other investments (Schedule C and G)	100,520,337	105,508,513	134,949,064

	100,520,337	105,508,513	134,949,064

Goodwill
Goodwill (Schedule C)	(5,000,846)	(30,430,822)	(36,326,481)

	(5,000,846)	(30,430,822)	(36,326,481)

c. Trade accounts receivable

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Current
Accounts receivable in local currency	8,097,377	8,771,084	5,885,829
Less:
Allowance for doubtful accounts (Schedule E)	(406,214)	(386,344)	(373,535)
Accounts receivable in foreign currency (Schedule G)	2,845,554	1,010,091	956,193
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	9,422	393,087	15,298
IRSA Inversiones y Representaciones S.A.	407	394	—

	10,546,546	9,788,312	6,483,785

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

d. Other receivables

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Current
Prepaid leases	125,787	6,512,492	30,727
Tax on Minimum Presumed Income (Note 2.p.)	2,563,793	54,872	8,368
Guarantee deposits and premiums (Schedule G)	1,171,466	2,675,032	315,433
Secured by mortgage (Schedule G)	4,678,880	8,217,166	1,055,695
Prepaid expenses	451,657	2,125,903	1,113,756
Gross sales tax credit	9,044	—	—
Tax prepayments (net of accrual)	2,872,761	1,945,005	3,610,634
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	175,239	166,104	677,164
Agro-Uranga S.A.	281,226	39,993	234,279
Credits to employees	48,861	36,582	35,542
Others	416,123	440,870	331,703

	12,794,837	22,214,019	7,413,301

Non-current
Prepaid leases	—	75,915	—
Value Added Tax	6,233,570	6,328,177	5,180,327
Secured by mortgage (Schedule G)	8,539,119	—	—
Tax on Minimum Presumed Income	124,666	60,818	99,148
Deferred tax	32,758	14,874	76,668
Others	34,273	550	2,603

	14,964,386	6,480,334	5,358,746

e. Inventories

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Current
Livestock	13,526,115	15,152,813	16,954,543
Crops	5,508,135	24,930,778	4,803,409
Unharvested crops	20,571,503	826,336	20,090,681
Seeds and fodder	251,658	319,169	170,057
Materials and others	4,024,440	4,617,843	3,410,623
Advances to suppliers	1,071,287	446,701	321,747
Forest products raw materials	4,320,000	—	—

	49,273,138	46,293,640	45,751,060

Non-Current
Livestock	58,600,459	53,223,179	50,872,903

	58,600,459	53,223,179	50,872,903

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

f. Trade accounts payable

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Current
Suppliers in local currency	6,592,501	3,870,091	4,178,801
Suppliers in foreign currency (Schedule G) (1)	12,253,463	6,611,576	2,839,943
Short-Term debts	13,664	98,479	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	6,710	5,445	6,341
Alto Palermo S.A.	124,044	193,053	44,233
Agro-Uranga S.A.	259	—	—
IRSA Inversiones y Representaciones S.A.	140,769	43,822	116,259
Cactus Argentina S.A.	140,110	11,953	265,108
Estudio Zang, Bergel & Viñes	93,126	34,297	23,486
Fundación IRSA	1,900,000	1,900,000	1,177,988
Directors	—	—	43,543
Accrual for other expenses (Schedule G)	7,106,612	5,075,352	2,685,005
Interest to be accrued (Schedule G) (2)	(419,384)	—	—
Accrual for harvest expenses	190,401	50,461	295,130

	28,142,275	17,894,529	11,675,837

(1)	Includes as of December 31, 2005 U$S 2,500,000 for the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage. See note 11
(2)	Related to the liability mentioned in (1).

g. Loans

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Current
Local financial loans (Note 16)	17,277,529	10,315,556	37,220,355
Convertible Bonds 2007 Interest payable (Schedule G)	604,553	476,343	592,928
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	541,481	706,891	792,845
Directors	1,041	992	252

	18,424,604	11,499,782	38,606,380

Non-Current
Convertible Bonds 2007 third parties (Schedule G)	59,141,000	45,815,657	53,363,537
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	52,970,984	69,934,463	71,356,061
Directors	101,875	98,100	22,640
Convertible Bonds 2007 expenses	(838,944)	(1,154,667)	(1,456,461)

	111,374,915	114,693,553	123,285,777

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

h. Salaries and social security payable

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Current
Accrual for vacation and statutory annual bonus	797,918	1,423,925	687,495
Social security taxes payable	250,545	224,914	192,804
Salaries payable	7,406	81,488	1,642
Health care payable	6,765	7,185	2,657
Others	11,247	10,626	10,894

	1,073,881	1,748,138	895,492

i. Taxes payable

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Current
Accrual for income tax	97,969	24,772,007	2,669,428
Advances to Income tax	—	(5,148,500)	—
Tax on Minimum Presumed Income	5,566	70,508	102,270
Value added tax	—	—	21,445
Property tax payable	156,443	86,960	80,613
Taxes withheld for income tax	370,929	165,166	68,500
Gross sales tax payable	6,106	215,145	(183,098)
Taxes withheld-Gross sales tax payable	198,368	—	128,575
Taxes withheld-Value added tax payable	14,865	41,215	57
Others	899,819	892	1,606,262

	1,750,065	20,203,393	4,494,052

Non-current
Deferred tax	45,171,590	39,285,385	28,774,261

	45,171,590	39,285,385	28,774,261

j. Other debts

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Current
Security transactions payable (Schedule G)	—	4,180,593	—
Advances from customers (Schedule G)	—	2,055,200	8,718,400
Management fees accrual	2,653,994	8,239,263	1,059,305
Other income to be accruted	54,164	—	—
Loan to FYO minority shareholders	134,196	134,196	134,196
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	18,080	3,393	—
Cactus Argentina S.A.	—	—	102,865
Cactus Feeders Inc.	6,043	1,268	512,092
Others	20,460	20,385	232,053

	2,886,937	14,634,298	10,758,911

Non-current
Other income to be accrued	433,309	—	—
Guarantee deposit	1,000	1,000	1,000

	434,309	1,000	1,000

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:

a) Assets based on their estimated collection term (in pesos)

Based on their estimated collection term	Current and non-current Investment			Trade accounts receivable			Other receivables
	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004
1st quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	6,451,657	—	—	2,354,091
4th quarter 2005/2004 financial period	—	—	1,499,204	—	—	—	—	—	623,767
1st quarter 2006/2005 financial period	—	—	—	—	9,787,593	—	—	9,655,284	7,090
2nd quarter 2006/2005 financial period	—	1,078,320	—	—	—	—	—	1,388,408	80,438
3rd quarter 2006/2005 financial period	—	—	—	10,546,546	—	—	6,070,082	4,115,610	1,703
4th quarter 2006/2005 financial period	999,287	—	—	—	—	—	463,916	5,324	99,148
1st quarter 2007/2006 financial period	—	—	—	—	—	—	2,602,500	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	3,019,169	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	426,075	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	5,712	—	—
1st quarter 2008/2007 financial period	—	105,487,796	—	—	—	—	2,140,492	—	—
2nd quarter 2008/2007 financial period	99,928,688	—	134,928,347	—	—	—	5,712	—	—
3rd quarter 2008/2007 financial period	—	—	—	—	—	—	426,076	—	—
4th quarter 2008/2007 financial period	—	—	—	—	—	—	38,471	—	—
1st quarter 2009/2008 financial period	—	—	—	—	—	—	2,134,780	—	—
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,714,416	—	—
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,714,416	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	5,539,842	58,899,682	859,267	—	719	32,128	639,170	7,049,393	4,347,915
With no stated non-current term	591,649	20,717	20,717	—	—	—	6,358,236	6,480,334	5,257,895

Total	107,059,466	165,486,515	137,307,535	10,546,546	9,788,312	6,483,785	27,759,223	28,694,292	12,772,047

b) Assets classified according to their interest rate (in pesos)

Interest rate that they accrue	Current and non-current Investment			Trade accounts receivable			Other receivables
	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004
At fixed interest rate	99,928,688	105,487,796	134,928,347	—	—	—	12,858,105	8,095,402	870,069
At variable interest rate	5,539,842	58,899,682	859,267	—	—	—	1,085,340	2,314,696	1,912,383
Non-interest bearing	1,590,936	1,099,037	1,519,921	10,546,546	9,788,312	6,483,785	13,815,778	18,284,194	9,989,595

Total	107,059,466	165,486,515	137,307,535	10,546,546	9,788,312	6,483,785	27,759,223	28,694,292	12,772,047

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5: (Continued)

Liabilities based on their estimated payment term:

Based on their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable
	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004
1st quarter 2005/2004	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004	—	—	—	—	—	—	—	—	—
3rd quarter 2005/2004	—	—	11,207,197	—	—	22,353,572	—	—	531,148
4th quarter 2005/2004	—	—	—	—	—	1,386,025	—	— .	23,670
1st quarter 2006/2005	—	12,623,191	—	—	10,315,556	14,866,783	—	1,721,673	340,674
2nd quarter 2006/2005	—	4,308,000	—	—	1,184,226	—	—	6,583	—
3rd quarter 2006/2005	20,782,624	—	—	1,147,089	—	—	729,506	19,882	—
4th quarter 2006/2005	—	—	—	—	—	—	295,896	—	—
1st quarter 2007/2006	7,277,500	—	—	—	—	—	48,479	—	—
2nd quarter 2007/2006	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007	—	—	—	111,374,915	114,693,553	123,285,777	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	82,151	963,338	468,640	17,277,515	—	—	—	—	—
With no stated non-current term	—	—	—	—	—	—	—	—	—

Total	28,142,275	17,894,529	11,675,837	129,799,519	126,193,335	161,892,157	1,073,881	1,748,138	895,492

Based on their estimated payment term	Taxes payable			Other debts			Provisions
	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004
1st quarter 2005/2004	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004	—	—	—	—	—	—	—	—	—
3rd quarter 2005/2004	—	—	227,040	—	—	1,948,431	—	—	—
4th quarter 2005/2004	—	—	1,594,461	—	—	5,663,591	—	—	—
1st quarter 2006/2005	—	509,378	—	—	14,500,103	—	—	—	—
2nd quarter 2006/2005	—	19,694,015	2,672,551	—	—	1,747,984	—	—	—
3rd quarter 2006/2005	757,502	—	—	2,698,577	—	—	—	—	—
4th quarter 2006/2005	894,594	—	—	—	—	—	—	—	—
1st quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006	97,969	—	—	—	—	—	—	—	—
3rd quarter 2007/2006	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	188,360	134,195	1,398,905	—	—	—
With no stated non-current term	45,171,590	39,285,385	28,774,261	434,309	1,000	1,000	104,329	104,198	38,327

Total	46,921,655	59,488,778	33,268,313	3,321,246	14,635,298	10,759,911	104,329	104,198	38,327

Liabilities classified according to their interest rate:

Interest in rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable
	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004
At fixed interest rate	6,294,265	—	—	129,491,388	126,163,776	161,962,593	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	21,848,010	17,894,529	11,675,837	308,131	29,559	(70,436)	1,073,881	1,748,138	895,492

Total	28,142,275	17,894,529	11,675,837	129,799,519	126,193,335	161,892,157	1,073,881	1,748,138	895,492

Interest in rate that they accrue	Taxes payable			Other debts			Provisions
	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004
At fixed interest rate	—	—	—	—	—	1,904,861	—	—	—
At variable interest rate	—	—	—	750,660	—	100,133	—	—	—
Non-interest bearing	46,921,655	59,488,778	33,268,313	2,570,586	14,635,298	8,754,917	104,329	104,198	38,327

Total	46,921,655	59,488,778	33,268,313	3,321,246	14,635,298	10,759,911	104,329	104,198	38,327

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 6: EARNINGS PER SHARE

Following is conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible bonds into company’s ordinary stock for up to an amount of U$S 50,000,000 mentioned in Note 13 of the basic financial statements, exercise their right to convert into stock the titles they bear.

	December 31, 2005	December 31, 2004
Average appraised stock in circulation	165,350,379	151,044,430
Average appraised diluted ordinary stock	321,214,392	321,214,392

	December 31, 2005	December 31, 2004
Earnings for the calculation of basic earnings per share	23,885,942	9,533,737
Exchange differences	5,649,576	895,000
Financing expenses	4,359,619	5,150,620
Income tax	(3,267,250)	(1,973,441)
Management fees	(674,195)	(407,218)
Earnings for the calculation of diluted earnings per share	29,953,692	13,198,698

BASIC Earnings per share	December 31, 2005	December 31, 2004
Earnings	23,885,942	9,533,737
Number of shares	165,350,379	151,044,430
Earnings per share	0.14	0.06

DILUTED Earnings per share	December 31, 2005	December 31, 2004
Earnings	29,953,692	13,198,698
Number of shares	321,214,392	321,214,392
Earnings per share	0.09	0.04

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 7: SEGMENT INFORMATION

As of December 31, 2005:

Description	Crops Pesos	Beef Cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Without specific allocation Pesos	Total Pesos
Sales	28,938,520	17,263,647	4,277,258	1,114,648	3,106,795	—	54,700,868
Assets	138,566,192	139,984,340	22,353,927	3,547,765	1,331,866	447,089,645	752,873,735
Liabilities	10,536,141	2,430,396	—	886,251	352,008	195,158,109	209,362,905
Fixed asset additions	5,313,333	5,150,626	865,345	13,800	—	43,222,894	54,565,998
Depreciation of fixed assets	962,364	553,118	242,106	149,233	28,802	326,881	2,262,504
Income from related companies	299,891	2,201	59,906	—	—	7,156,345	7,518,343

As of December 31, 2004:
Description	Crops Pesos	Beef Cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Without specific allocation Pesos	Total Pesos
Sales	11,236,161	18,690,480	1,567,574	1,390,251	2,358,210	—	35,242,676
Assets	90,698,881	124,725,397	10,625,415	4,299,093	885,413	467,391,211	698,625,410
Liabilities	6,225,253	1,635,917	132,597	1,106,071	324,540	209,105,659	218,530,037
Fixed asset additions	1,005,637	675,197	1,084,530	104,821	28,354	2,021,141	4,919,680
Depreciation of fixed assets	696,971	495,815	94,141	149,890	34,469	294,449	1,765,735
Income from related companies	387,458	12,777	55,212	—	254,052	13,378,025	14,087,524

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Fixed Assets

For the six-month periods ended December 31, 2005 and 2004

and the year ended June 30, 2005

(Notes 1, 2, and 3)

Schedule A

Principal Account	Value at the beginning of the period/year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the period/year Pesos	Depreciation					Net carrying value at December 31, 2005 Pesos	Net carrying value at June 30, 2005 Pesos	Net carrying value at December 31, 2004 Pesos
					Rate %	Accumulated at the beginning of the period/year Pesos	Decrease of the Period/year Pesos	Current period/year Pesos	Accumulated at the end of the period/year Pesos

Real estate	127,920,136	23,061,013	5,691,493	145,289,656	—	—	—	—	—	145,289,656	127,920,136	124,973,109
Wire fences	4,815,906	16,033	181,072	4,650,867	3	1,126,302	54,868	80,420	1,151,854	3,499,013	3,689,604	3,939,329
Watering troughs	3,549,725	105,800	254,865	3,400,660	5	1,090,500	100,736	84,986	1,074,750	2,325,910	2,459,225	2,590,335
Alfalfa fields and meadows	3,265,110	890,878	1,282,571	2,873,417	12-25-50	2,020,885	1,199,476	289,030	1,110,439	1,762,978	1,244,225	816,972
Buildings and constructions	5,982,037	23,695,930	58,895	29,619,072	2	1,901,144	10,112	295,953	2,186,985	27,432,087	4,080,893	3,764,687
Machinery	9,610,388	564,093	15,045	10,159,436	10	6,152,583	12,036	464,362	6,604,909	3,554,527	3,457,805	2,322,178
Vehicles	1,520,010	65,261	48,864	1,536,407	20	870,378	48,864	112,539	934,053	602,354	649,632	726,746
Tools	193,155	935	—	194,090	10	139,216	—	6,518	145,734	48,356	53,939	57,421
Furniture and equipment	1,149,488	42,921	—	1,192,409	10	716,045	—	56,783	772,828	419,581	433,443	365,623
Corral and leading lanes	670,101	28,215	—	698,316	3	130,029	—	11,504	141,533	556,783	540,072	514,600
Roads	1,057,888	89,688	25,160	1,122,416	10	689,480	12,580	54,626	731,526	390,890	368,408	465,178
Facilities	11,596,648	113,447	26,008	11,684,087	10-20-33	4,647,034	24,295	568,861	5,191,600	6,492,487	6,949,614	3,492,020
Computer equipment	1,188,319	51,610	8,394	1,231,535	20	844,095	8,394	63,159	898,860	332,675	344,224	401,347
Silo plants	1,169,114	—	72,595	1,096,519	5	378,719	31,942	29,843	376,620	719,899	790,395	821,932
Feed Lot	3,871,779	—	—	3,871,779	—	1,357,519	—	143,920	1,501,439	2,370,340	2,514,260	2,599,582
Constructions in progress	10,918,842	4,062,533	252,150	14,729,225	—	—	—	—	—	14,729,225	10,918,842	15,073,482
Advances to suppliers	82,879	373,514	—	456,393	—	—	—	—	—	456,393	82,879	534,224
Forest Products- Posts	—	70,384	—	70,384	—	—	—	—	—	70,384	—	—
Improvements in third parties buildings	—	1,536,480	—	1,536,480	—	—	—	—	—	1,536,480	—	—

Total at December 31, 2005	188,561,525	54,768,735	7,917,112	235,413,148		22,063,929	1,503,303	2,262,504	22,823,130	212,590,018

Total at June 30, 2005	179,919,641	27,067,824	18,425,940	188,561,525		19,893,168	1,998,378	4,169,139	22,063,929		166,497,596

Total at December 31, 2004	179,919,641	5,423,528	317,200	185,025,969		19,893,168	91,699	1,765,735	21,567,204			163,458,765

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Investments

For the six-month periods ended December 31, 2005 and 2004 and the year ended June 30, 2005

(Notes 1, 2, and 3)

Schedule C

Type and characteristics of the securities	Amount	Value at December 31, 2005 Pesos	Value at June 30, 2005 Pesos	Value at December 31, 2004 Pesos	Market Value Pesos	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income for the period Pesos	Shareholders´ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund in dollars	30,714	91,897	52,439,110	—	2.992023
Banco Río Special Fund in pesos	3,245,585	381,756	50,034	83,626	0.117623
Banco Río Fund in dollars		—	2,395	2,523	—

		473,653	52,491,539	86,149

Notes and Convertible Bonds
Interest of Convertible Bonds 2007 - IRSA (U$S)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		999,287	1,078,320	1,499,204
Global 2010 Bonds	110,000	92,549	100,997	112,343	0.841355
Bocon Pro 1	157,647	630	630	630	0.003996
Nobacs	3,000,000	2,947,500	3,003,000	—	0.982500
Arg Discount 2033 Bonds		—	1,073,823	—
Raymond James – Interest of Bonds	11,046	11,046	20,235	—	1.000000
Mortgage Bonds	1,500,431	1,477,925	1,706,662	—	0.985000

		5,528,937	6,983,667	1,612,177

Deposits in foreign banks in dollars		536,539	502,796	660,145

		536,539	502,796	660,145

Total current investments		6,539,129	59,978,002	2,358,471

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.					Unlisted	Agriculture	2,500,000	1,038,398	12,889,465
Shares	893,069	4,597,887	5,344,811	4,523,238
Contribution on account of future subscriptions of shares		7,865	7,865	7,865
Higher property value		11,179,150	11,179,150	11,179,150

		15,784,902	16,531,826	15,710,253

IRSA Inversiones y Representaciones S.A.
Shares (Note 14)	77,850,702	274,968,300	272,859,443	275,510,169	3.550000	Real State	368,447,884	28,987,509	1,301,356,122

		274,968,300	272,859,443	275,510,169

	Subtotal	290,753,202	289,391,269	291,220,422

Other Investments
Convertible Bonds 2007 – IRSA (U$S)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	32,958,011	99,928,688	105,487,796	134,928,347
BrasilAgro-Companhia Brasileira de Propiedades Agricolas (in formation)		570,932
Coprolán		20,717	20,717	20,717	Unlisted

	Subtotal	100,520,337	105,508,513	134,949,064

Goodwill
Goodwill		—	—	329,838
IRSA negative goodwill		(28,613,032)	(30,430,822)	(36,656,319)
Agropecuaria Cervera S.A. googwill		23,612,186	—	—

	Subtotal	(5,000,846)	(30,430,822)	(36,326,481)

Total non-current investments		386,272,693	364,468,960	389,843,005

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Allowances and Provisions

For the six-month periods ended December 31, 2005 and 2004

and the year ended June 30, 2005

(Notes 1, 2, and 3)

Schedule E

Item	Balances at the beginning of the period Pesos	Increases (1) Pesos	Decreases (2) Pesos	Applications	Value at December 31, 2005 Pesos	Value at June 30, 2005 Pesos	Value at December 31, 2004 Pesos
Deducted from assets
Allowance for doubtful accounts	381,214	50,000	(25,000)	—	406,214	386,344	373,535
Included in liabilities
Non-current law contingencies for pending lawsuits	104,198	131	—	—	104,329	104,198	38,327

Total at December 31, 2005	485,412	50,131	(25,000)	—	510,543

Total at June 30, 2005	450,394	84,504	(5,824)	(38,532)		490,542

Total at December 31, 2004	450,394	—	—	(38,532)			411,862

(1)	Included in Other Income and expenses, net.
(2)	Included in Doubtful Accounts.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Cost of Sales

For the six-month periods ended December 31, 2005 and 2004

and year ended June 30, 2005

(Notes 1, 2, and 3)

Schedule F

	Crops		Beef cattle		Milk		Feed Lot		Others		Total
	December 31, 2005 Pesos	December 31, 2004 Pesos	December 31, 2005 Pesos	December 31, 2004 Pesos	December 31, 2005 Pesos	December 31, 2004 Pesos	December 31, 2005 Pesos	December 31, 2004 Pesos	December 31, 2005 Pesos	December 31, 2004 Pesos	December 31, 2005 Pesos		December 31, 2004 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	61,552,248	59,418,980	6,823,744	4,150,630	—	—	—	—	68,375,992		63,569,610
Crops	24,930,778	8,639,910	—	—	—	—	—	—	—	—	24,930,778		8,639,910
Unharvested crops	826,336	1,603,897	—	—	—	—	—	—	—	—	826,336		1,603,897
Seeds and fodder	128,575	—	172,941	134,870	17,653	103,508	—	—	—	3,138	319,169		241,516
Materials and others	3,768,385	3,842,219	—	—	65,430	44,982	155,791	601,626	628,237	197,822	4,617,843		4,686,649

	29,654,074	14,086,026	61,725,189	59,553,850	6,906,827	4,299,120	155,791	601,626	628,237	200,960		99,070,118		78,741,582

Holding gains	—	—	1,739,555	5,995,616	375,843	259,170	(10,740)	—	—	—		2,104,658		6,254,786
Gain (loss) on commodities market	277,608	2,088,522	—	—	—	—	(2,179)	57,784	—	—		275,429		2,146,306
Transfer of inventories to expenses	(91,722)	(149,403)	(10,469)	(35)	—	—	—	—	(437,512)	(23,501)		(539,703)		(172,939)
Transfers to fixed assets and inventories	(132,333)	(464,153)	449,705	—	—	—	(449,705)	—	(70,404)	(39,695)		(202,737)		(503,848)
Transfer of unharvested crops to expenses	(6,273,933)	(6,646,273)	251,924	(136,871)	(739,371)	(376,780)	—	—	(235,472)	(262,674)		(7,500,700)		(7,422,598)
Recovery of inventories	—	—	220,499	101,905	(220,499)	(101,950)	—	—	—	—		—		—
Purchases	24,704,911	25,562,280	6,003,001	3,118,043	2,902,783	398,128	896,486	537,075	841,193	416,257		35,348,374		30,031,783
Operating expenses (Schedule H)	5,063,443	4,562,016	7,852,818	9,535,065	2,448,164	976,650	369,921	389,831	853,275	562,856		16,587,621		16,026,418
Less:
Inventories at the end of the period (3)
Beef cattle (1)	—	—	(63,006,967)	(63,387,666)	(9,119,607)	(4,439,780)	—	—	—	—	(72,126,574)		(67,827,446)
Crops	(5,508,135)	(4,803,409)	—	—	—	—	—	—	—	—	(5,508,135)		(4,803,409)
Unharvested crops	(20,571,503)	(20,090,681)	—	—	—	—	—	—	—	—	(20,571,503)		(20,090,681)
Seeds and fodder	(14,250)	—	(115,460)	(88,843)	(121,948)	(78,055)	—	—	—	(3,159)	(251,658)		(170,057)
Materials and others	(3,454,188)	(2,753,105)	—	—	(131,464)	(59,538)	(39,187)	(327,334)	(399,601)	(270,646)	(4,024,440)	(102,482,310)	(3,410,623)	(96,302,216)

Cost of Sales (2)	23,653,972	11,391,820	14,605,947	14,691,109	2,300,728	876,965	920,387	1,258,982	1,179,716	580,398		42,660,750		28,799,274

(1)	Includes cattle births of the fiscal period.
(2)	Includes cattle production amounting to Ps. 11,524,353 and Ps. 13,038,331 as of December 31, 2005 and 2004, respectively.
(2)	Includes grains production amounting to Ps. 4,586,159 and Ps. 4,855,891 as of December 31, 2005 and 2004, respectively.
(3)	Does not include forest products raw materials amounting to Ps. 4,320,000 as of December 31, 2005

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Foreign Currency Assets and Liabilities

For the six-month periods ended December 31, 2005 and 2004

(Notes 1, 2, and 3)

Schedule G

	December 31, 2005				June 30,2005			December 31, 2004
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in us dollars	U$S	95,751	2.992	286,486	U$S	4,215,034	12,000,202	U$S	8,833,186	25,960,735
Cash and banks in reales	Rs	857	1.374	1,178		—	—		—	—
Investments:
Mutual funds	U$S	30,714	2.992	91,897	U$S	18,419,917	52,441,505	U$S	858	2,523
Interest of Convertible Bonds 2007-IRSA
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	U$S	329,580	3.032	999,287	U$S	373,509	1,078,320	U$S	503,257	1,499,204
Deposits in foreign banks	U$S	179,325	2.992	536,539	U$S	176,606	502,796	U$S	224,616	660,145
Trade accounts receivable:
Trade accounts receivable	U$S	951,054	2.992	2,845,554	U$S	354,791	1,010,091	U$S	325,346	956,193
Other receivables:
Secured by mortgage	U$S	1,563,797	2.992	4,678,880	U$S	2,886,254	8,217,166	U$S	359,202	1,055,695
Guarantee deposits	U$S	391,533	2.992	1,171,466	U$S	939,597	2,675,032	U$S	107,327	315,433
Non current assets
Other receivables
Secured by mortgage	U$S	2,853,984	2.992	8,539,119	U$S	—	—	U$S	—	—
Investments:
Convertible Bonds 2007-IRSA
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	U$S	32,958,011	3.032	99,928,688	U$S	36,538,897	105,487,796	U$S	45,293,168	134,928,347

U$S	U$S	39,353,749		119,077,916	U$S	63,904,605	183,412,908	U$S	55,646,960	165,378,275

Rs	Rs	857		1,178		—	—		—	—

Total Assets				119,079,094	U$S	63,904,605	183,412,908	U$S	55,646,960	165,378,275

Current liabilities
Trade accounts payable:
Suppliers	U$S	4,041,380	3.032	12,253,463	U$S	2,290,120	6,611,576	U$S	953,321	2,839,943
Unearned interest	U$S	(138,319)	3.032	(419,384)	U$S	—	—	U$S	—	—
Accrual for other expenses	U$S	1,230,438	3.032	3,730,689	U$S	607,354	2,592,869	U$S	870,929	2,129,666
Loans:
Local Banks	U$S	—	—	—	U$S	—	—	U$S	4,068,000	12,118,572
Interest of Convertible Bonds 2007	U$S	199,391	3.032	604,553	U$S	164,996	476,343	U$S	199,036	592,928
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	U$S	178,589	3.032	541,481	U$S	244,853	706,891	U$S	266,145	792,845
Directors	U$S	343	3.032	1,041	U$S	344	992	U$S	85	252
Other debts:
Security transactions payable	U$S	—	—	—	U$S	1,448,075	4,180,593	U$S	—	—
Advances to customers	U$S	—	—	—	U$S	711,881	2,055,200	U$S	1,411,516	4,204,906
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Cactus Argentina S.A.	U$S	—	—	—	U$S	—	—	U$S	70,000	102,865
Cactus Feeders	U$S	—	—	—	U$S	—	—	U$S	13,961	41,590
Non-current liabilities
Loans:
Convertible Bonds 2007	U$S	19,505,607	3.032	59,141,000	U$S	15,869,642	45,815,657	U$S	17,913,238	53,363,537
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	U$S	17,470,641	3.032	52,970,984	U$S	24,223,922	69,934,463	U$S	23,953,025	71,356,061
Directors	U$S	33,600	3.032	101,875	U$S	33,980	98,100	U$S	7,600	22,640

Total Liabilities		42,521,670		128,925,702	U$S	45,595,167	132,472,684		49,726,856	147,565,805

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Information submitted in compliance with Section 64, subsection B of Law No. 19,550

For the six-month periods ended December 31, 2005 and 2004

(Notes 1, 2, and 3)

Schedule H

Items	Total December 31, 2005 Pesos	Operating Expenses						Expenses		Total December 31, 2004 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Selling Pesos	Administrative Pesos

Directors´ fees	123,404	—	—	—	—	—	—	—	123,404	46,408
Fees and payments for services	1,400,661	217,240	1,234	107,935	58,036	—	50,035	—	1,183,421	608,422
Salaries and wages	4,099,234	2,123,855	305,762	935,718	417,592	—	464,783	51,315	1,924,064	3,183,508
Social security taxes	725,092	335,407	121,460	105,062	20,355	—	88,530	9,774	379,911	494,327
Taxes, rates and contributions	250,045	201,859	107,804	54,166	23,262	—	16,627	—	48,186	217,611
Gross sales taxes	479,200	—	—	—	—	—	—	479,200	—	286,533
Office and administrative expenses	388,087	100,768	—	4,567	—	—	96,201	1,853	285,466	352,376
Bank commissions and expenses	16,509	16,509	3,128	2,407	395	—	10,579	—	—	15,466
Depreciation of fixed assets	2,262,504	2,114,492	1,157,307	526,484	258,675	136,724	35,302	—	148,012	1,765,735
Vehicle and traveling expenses	366,945	231,676	84,232	115,765	7,682	—	23,997	5,233	130,036	331,332
Spare parts and repairs	621,217	616,910	376,996	185,105	50,708	—	4,101	—	4,307	617,545
Insurance	131,135	29,099	10,807	11,776	1,047	—	5,469	—	102,036	123,954
Benefits to Employees	232,181	167,155	35,078	113,497	6,727	—	11,853	—	65,026	183,077
Livestock expenses (1)	6,036,005	5,563,145	—	5,563,145	—	—	—	472,860	—	7,866,754
Dairy farm expenses (2)	1,594,134	1,592,968	—	—	1,592,968	—	—	1,166	—	643,214
Agricultural expenses (3)	6,629,645	2,728,741	2,728,741	—	—	—	—	3,900,904	—	4,465,418
Feed lot expenses	233,197	233,197	—	—	—	233,197	—	—	—	252,482
Silo expenses	13,052	13,052	13,052	—	—	—	—	—	—	41,963
Coal expenses	202	—	—	—	—	—	—	202	—	—
FyO expenses	32,910	3,750	—	—	—	—	3,750	29,160	—	25,984
General expenses	323,361	297,798	117,842	127,191	10,717	—	42,048	5,945	19,618	144,081

Total at December 31, 2005	25,958,720	16,587,621	5,063,443	7,852,818	2,448,164	369,921	853,275	4,957,612	4,413,487

Total at December 31, 2004		16,026,418	4,562,016	9,535,065	976,650	389,831	562,856	2,506,807	3,132,965	21,666,190

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Balance Sheet as of December 31, 2005 and 2004 and June 30, 2005

	December 31, 2005 (Notes 1 and 2) Pesos	June 30,2005 (Notes 1 and 2) Pesos	December 31, 2004 (Notes 1 and 2) Pesos
ASSETS
Current Assets
Cash and banks (Note 8.a.)	688,060	13,807,272	26,578,343
Investments (Note 8.b.)	5,620,834	59,425,172	1,639,729
Trade accounts receivable (Note 8.c.)	9,744,378	9,406,400	6,298,620
Other receivables (Note 8.d.)	11,893,640	21,353,798	7,845,767
Inventories (Note 8.e.)	42,859,634	43,647,216	45,284,709

Total Current Assets	70,806,546	147,639,858	87,647,168

Non-Current Assets
Other receivables (Note 8.d.)	15,523,349	6,404,092	5,279,475
Inventories (Note 8.e.)	54,866,387	48,743,639	46,102,732
Investments on controlled and related companies (Note 8.b.)	311,662,439	306,089,140	305,920,570
Other investments (Note 8.b.)	100,520,337	105,508,513	134,949,064
Fixed assets, net (Schedule A)	202,571,881	158,082,019	155,026,463

Subtotal Non-Current Assets	685,144,393	624,827,403	647,278,304

Goodwill (Note 8.b.)	(6,674,377)	(30,430,822)	(36,326,481)

Total Non-Current Assets	678,470,016	594,396,581	610,951,823

Total Assets	749,276,562	742,036,439	698,598,991

	December 31, 2005 (Notes 1 and 2) Pesos	June 30,2005 (Notes 1 and 2) Pesos	December 31, 2004 (Notes 1 and 2) Pesos
LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.f.)	26,846,535	16,993,710	11,649,093
Loans (Note 8.g.)	18,424,590	11,499,782	38,606,380
Salaries and social security payable (Note 8.h.)	892,084	1,564,647	765,705
Taxes payable (Note 8.i.)	1,552,669	20,041,396	4,372,111
Other debts (Note 8.j.)	2,692,373	16,104,211	11,857,335

Total Debts	50,408,251	66,203,746	67,250,624

Total Current Liabilities	50,408,251	66,203,746	67,250,624

Non-Current Liabilities
Loans (Note 8.g.)	111,374,915	114,693,553	123,285,777
Taxes payable (Note 8.i.)	44,117,008	37,987,388	27,491,943
Other debts (Note 8.j.)	—	14,911	480,640
Provisions (Schedule E)	66,002	65,871	—

Total Non-Current Liabilities	155,557,925	152,761,723	151,258,360

Total liabilities	205,966,176	218,965,469	218,508,984

SHAREHOLDERS’ EQUITY	543,310,386	523,070,970	480,090,007

Total Liabilities and Shareholders’ Equity	749,276,562	742,036,439	698,598,991

The accompanying notes and schedules are an integral part of the financial statements.

/s/ Eduardo S. Elsztain Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Statement of Income

For the six-month periods ended December 31, 2005 and 2004

	December 31, 2005 (Notes 1 and 2) Pesos	December 31, 2004 (Notes 1 and 2) Pesos
Sales
Crops	28,938,520	11,236,161
Beef cattle	14,359,858	18,129,885
Milk	4,277,258	1,567,574
Other	1,830,437	1,923,693

Total Sales	49,406,073	32,857,313

Cost of sales (Schedule F)
Crops	(23,653,972)	(11,391,820)
Beef cattle	(11,119,265)	(14,531,019)
Milk	(2,300,728)	(876,965)
Other	(4,515)	(8,554)

Total cost of sale	(37,078,480)	(26,808,358)

Gross profit	12,327,593	6,048,955

Selling expenses (Schedule H)	(4,786,908)	(2,408,431)
Administrative expenses (Schedule H)	(3,966,976)	(2,822,516)
Net gain on sale of farms	9,872,997	—
Gain from inventory holding (Schedule F)	2,206,179	5,744,136

Operating income	15,652,885	6,562,144

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	8,763,360	38,496
Interest income	242,427	223,891
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Interest on bonds (Nota 7)	4,360,671	5,473,411
Tax on banking debits and credits	(857,451)	(585,499)
Holding result and operations security stock
Gain on sale of Negotiable Bonds	14,872,000	—
Others	1,592,122	82,666

	28,973,129	5,232,965

Generated by liabilities:
Financial expenses
Interest on Convertible bonds (Note 7)	(4,359,619)	(5,160,478)
Others	(1,115,008)	(1,152,651)
Exchange differences and discounts	(6,569,975)	(947,991)

	(12,044,602)	(7,261,120)

Other income and expenses, net:
Gains from other fixed assets sales	12,868	20,061
Shareholders’ Personal asset tax and miscellaneous	(889,640)	(3,315,633)

	(876,772)	(3,295,572)

Income from controlled and related companies	6,708,464	14,229,684
Management fee (Note 5)	(2,653,994)	(1,059,305)

Net Income before income tax	35,759,110	14,408,796

Income tax expense (Note 6)	(11,873,168)	(4,875,059)

Net income for the period	23,885,942	9,533,737

The accompanying notes and schedules are an integral part of the financial statements.

/s/ Eduardo S. Elsztain Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Statement of Changes in Shareholders’ Equity

For the six-month periods ended December 31, 2005 and 2004

(Notes 1 and 2)

Items	Shareholders’ contributions					Retained earnings	Unappropiated earnings Pesos	Total at December 31, 2005 Pesos	Total at December 31, 2004 Pesos
	Capital (Note 3)		Inflation adjustment of Common stock Pesos	Paid-in capital (1) Pesos	Subtotal Pesos	Legal reserve Pesos
	Common stock Pesos	Treasury stock Pesos

Balances at the beginning of the period	162,784,579	—	166,218,124	78,175,196	407,177,899	7,692,591	108,200,480	523,070,970	465,168,196
Subscription of incentive plan (Note 12)	—	—	—	—	—	—	—	—	173,200
Conversion of bonds in common stock (Note 13)	6,139,610	—	—	3,144,327	9,283,937	—	—	9,283,937	3,740,628
Exercise of Warrants (Note 13)	173,908	—	—	134,442	308,350	—	—	308,350	4,474,246
Shareholders meeting held on 11.29.05:
Legal Reserve	—	—	—	—	—	3,839,946	(3,839,946)	—	—
Cash dividends	—	—	—	—	—	—	(10,000,000)	(10,000,000)	(3,000,000)
Related companies Law 19,550 Section 33:
Inversiones y Representaciones S.A. (Note 14)	—	—	—	(3,238,813)	(3,238,813)	—	—	(3,238,813)	—
Net income for the period	—	—	—	—	—	—	23,885,942	23,885,942	9,533,737

Balances at December 31, 2005	169,098,097	—	166,218,124	78,215,152	413,531,373	11,532,537	118,246,476	543,310,386

Balances at December 31, 2004	155,650,742	66,800	166,218,124	109,593,251	431,528,917	7,692,591	40,868,499		480,090,007

The accompanying notes and schedules are an integral part of the financial statements.

(1)	See notes 2 n and 14

/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Cash Flow

For the six-month periods ended December 31, 2005 and 2004

	December 31, 2005 (Notes 1 and 2) Pesos	December 31, 2004 (Notes 1 and 2) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period	66,248,838	12,527,042
Cash and cash equivalents at the end of the period	779,957	26,605,956

Net (decrease) increase in cash and cash equivalents	(65,468,881)	14,078,914

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	23,885,942	9,533,737
Accrued interest	4,598,203	5,911,384
Income tax	11,873,168	4,875,059

Adjustments made to reach net cash flow from operating activities
Income from interest in controlled and related companies	(6,708,464)	(14,229,684)
Increase in allowances, provisions and accruals	9,798,227	3,648,938
Depreciation	2,007,130	1,501,016
Gain from inventory holdings	(2,206,179)	(5,744,136)
Financial results	(3,556,598)	(4,817,103)
Gain on sale of Negociable Bonds	(14,872,000)	—
Gain from sale of fixed assets	(9,885,865)	(20,061)

Changes in operating assets and liabilities
Decrease in current investments	5,625,352	5,362,711
Increase in trade accounts receivable	(337,978)	(2,721,637)
Decrease in other receivables	8,665,784	7,101,433
Increase in inventories	(3,331,724)	(10,834,356)
Decrease in social security payable & taxes payable and advances to customers	(24,904,838)	(459,860)
Decrease in trade accounts payable	(3,738,442)	(1,991,576)
Dividends collected	867,691	981,315
(Decrease) increase in other debts	(1,618,288)	3,108,046

Cash flows (applied to) provided by operating activities	(3,838,879)	1,205,226

Investment activities
Increase in non-current investments	—	(1,502,678)
Increase in interest in related companies	(1,618,726)	(7,418,437)
Acquisition and upgrading of fixed assets	(46,012,304)	(4,701,940)
Sale of fixed assets	9,880,073	245,562

Cash flows (applied to) provided by investment activities	(37,750,957)	(13,377,493)

Financing activities
Exercise of Warrants	308,350	4,474,246
Dividends paid	(10,000,000)	(3,000,000)
Subscription of incentive plan	—	173,200
Increase in financial loans	17,038,931	36,468,450
Decrease in financial loans	(14,712,326)	(11,864,715)
Decrease in other liabilities	(16,514,000)	—

Cash flows (applied to) provided by financing activities	(23,879,045)	26,251,181

Net (decrease) increase in cash and cash equivalents	(65,468,881)	14,078,914

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	202,737	503,848
Increase in other receivables by sale of fixed assets	8,222,550	—
Repayment of financial loans through issue of stock by exercise of conversion right	9,283,937	3,740,628
Increase in fixed assets due to an increase in other debts	6,443,509	—
Decrease in other liabilities through a decrease in fixed assets	2,055,200	—

Complementary information
Interest paid	4,694,235	5,108,487
Income tax paid	22,810,022	385,077

/s/ Eduardo S. Elsztain Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements

For the six-month periods ended December 31, 2005 and 2004

NOTE 1: ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a.	Presentation standards

These financial statements are stated in Argentine pesos, and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the F.A.C.P.C.E., as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (C.P.C.E.C.A.B.A.) and the C.N.V.

b.	Applied Accounting Standards

The C.P.C.E.C.A.B.A. enacted the following technical resolutions: No. 16: “Conceptual regime for professional accounting regulations”; No. 17: “Professional accounting regulations: development of matters of general application”, No. 18: “Professional accounting regulations: development of some matters of particular application” and No. 19 “ Modifications to technical resolutions No. 6, 8, 9, 11 and 14” and No. 20 “Derivative instruments and hedging transactions”, through Resolutions C 238/01, C 243/01,C 261/01, C 262/01 and C 187/02, respectively; establishing that such technical resolutions and the modifications incorporated, will be in force for periods initiated as from July 1, 2002 (other than Technical Resolution No. 20, which shall become effective for fiscal years beginning as from January 1, 2003).

The C.N.V., through Resolution No. 434/03 has adopted such technical resolutions with some exceptions and modifications, which have been in force for fiscal years initiated as from January 1, 2003.

The last changes basically result from the registration of income tax under the deferred tax method, as concerns agreements involving derivative instruments at their fair value and the valuation of receivables and payables with no stated rate at their discounted value.

As at February 19, 2003, the C.P.C.E.C.A.B.A., enacted Technical Resolution No. 21 “Proportional value- consolidation of financial statements- information to provide on related parties” through Resolution M.D. No. 5/2003.

The above mentioned Technical Resolution and the amendments introduced became effective for fiscal years ended as from April 1, 2003. Furthermore, The C.N.V. has adopted such Technical Resolution, through Resolution No. 459/04 introducing some modifications, which will be in force for fiscal years started as from April 1, 2004, consequently the Company has considered their application.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 1: (Continued)

On January 12, 2005, the C.P.C.E.C.A.B.A. approved Technical Resolution No. 22, “Professional accounting rules: agricultural business” under its Resolution M.D. No. 01/2005 effective for fiscal years starting as from July 1, 2005. The C.N.V. adopted such Technical Resolution through its Resolution No. 485 of December 29, 2005, effective for complete or interim periods of fiscal years commencing as from January 1, 2006. In accordance with the Company´s evaluation, the application of such resolution will not produce an impact on respect of the valuation of biological assets and it represents an improvement in the exposure. To such extent, production of meet is shown in these financial statements in Schedule F.

On August 10, 2005, the Professional Council in Economic Sciences of the City of Buenos Aires (C.P.C.E.C.A.B.A.) through its Resolution CD 93/2005 approved the consolidation of the professional accounting principles of its jurisdiction with those issued by the Argentine Federation of Professional Councils in Economic Sciences.

For the purpose of such Resolution, the issuance of reports from Certified Public Accountants on Financial Statements, Audit Standards, Statutory Audit Committee Standards and Professional Accounting Principles which are to be applied on a mandatory basis in the City of Buenos Aires, are contained in:

a)	Technical Resolutions 6, 7, 8, 9, 11, 14, 15, 16, 17, 18, 21 and 22 of the Argentine Federation of Professional Councils in Economic Sciences including the changes therein made by such entity up to April 1, 2005;

b)	Resolution No. 287/03 of the Governing Body of such Federation;

c)	Other interpretations of the accounting and audit standards 1, 2, 3 and 4 of such Federation with the changes therein made by such entity up to April 1, 2005

The above-mentioned standards will become effective for complete or interim periods of fiscal years commencing as from January 1, 2006 their anticipated application being admitted, and will substitute those standards contained in Resolutions CD No. 87/2003 and MD No. 1/2005 of the Professional Council of Economic Sciences of the City of Buenos Aires.

On December 29, 2005, through Resolutions 485 and 487, the National Securities Commission (CNV) adopted with certain changes the standards of the C.P.C.E.C.A.B.A. The standards adopted will become effective for the Company on July 1, 2006 (date of beginning of the next fiscal period). The principal change arising from the consolidation of the accounting standards is related to the treatment given to the adjustment for inflation in the calculation of the deferred tax, which can be taken as a temporary difference, according to the Company´s criteria. The adjustment for inflation is currently considered as a permanent difference in the calculation of the deferred tax. The Company is currently analyzing if it will change said accounting criteria and will report to the controlling authorities the decision before March 31, 2006.

The financial statements for the six-month period ended as of December 31, 2005 and 2004 have not been audited. The Company management estimates that all necessary adjustments are included to reasonably present the income statements accounts of each year. The six-month periods´ income statements accounts as of December 31, 2004 and 2005 do not necessarily reflect the proportion of the Company´s income statements accounts for the complete fiscal years.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 1: (Continued)

c.	Accounting for inflation

The Company’s financial statements have been prepared in accordance with Resolution M.D. 3/02 of the C.P.C.E.C.A.B.A., which has established the application of Technical Resolution No. 6, as amended by Technical Resolution No. 19 of the F.A.C.P.C.E., as from fiscal years or interim periods ended on or after March 31, 2002.

On March 25, 2003, the National Executive Power issued Decree No. 664 establishing that financial statements for fiscal years ended as from that date should be stated in nominal currency.

Therefore, in accordance with Resolution No. 441 issued by the C.N.V. on April 8, 2003, the Company discontinued restatement of its financial statements effective March 1, 2003. This criteria does not comply with Resolution M.D. 041/2003, enacted by the C.P.C.E.C.A.B.A., by means of which the restatement of financial statements as of October 1, 2003 is no longer compulsory. However, as of December 31, 2005, this deviation did not have a material effect on the Company’s financial statements.

As a consequence of the above mentioned, the initial balances at the Company’s financial statements are presented in constant currency as of February 28, 2003, having considered the accounting measurements restated by the changes in the purchasing power money until interruption of the adjustment and those arising in the period of stability, restated into currency of December 2001. Transactions subsequent to February 28, 2003 have been recorded at their historical values.

The coefficients prepared based on the domestic wholesale price index, published by the Instituto Nacional de Estadísticas y Censos, have been applied for purposes of the abovementioned restatement of comparative information.

d.	Comparative Information

For comparison purposes, reclassifications have been made as of December 31, 2004.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Estimates are used when accounting for the conversion of convertible bonds into shares of stock, investments, doubtful accounts, depreciation, income taxes, deferred liabilities and provisions for contingencies, accrual for expenses, donations and recoverable value of the current and non-current assets. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at period-end.

d.	Temporary investments

The units of ownership of common investment funds, the mortgage certificates, nobacs and bonds were valued at quotation value at period-end net of sales expenses. Temporary investments do not exceed their recoverable value at the date of the financial statements.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end.

g.	Derivates financial instruments

Futures relate to cereal commitments deliverable at a previously agreed price.

Premiums collected or paid correspond to options bought or written and are included in Other receivables.

The assets or liabilities originated in derivatives instruments have been valued at their market value at period-end (see Note 4).

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops have been recognized under net income of the period under Cost of sales.

h.	Other receivables and other debts

Other receivables and other debts have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

Other receivables and other debts in foreign currency have been valued at their amount in such currency at the period-end closing date, converted to the buyer and seller exchange rate, respectively, prevailing at the period-end closing date.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1.	Livestock for raising and grazing cattle have been stated at their market value at the end of the period, net of estimated selling expenses. The livestock for dairy production and other purposes not related to direct sale over the next 12 months were valued at replacement cost.

Holding gain on cattle was calculated as the price difference of the heifer kilogram between stocks at beginning and closing of period.

Production of cattle, as mentioned in Note 1.b), is shown in Schedule F.

Considering the seasonal nature of agricultural activities, there are no results shown for production of grains to the date of these financial statements.

2.	Crops: at their quoted market value at the end of the period, less estimated sale expenses.

The cost of cereals includes the holding gain of grains.

Production of cereal, as mentioned in Note 1.b), is shown en Schedule F.

3.	Sown lands: Sown lands are valued at the replacement cost of the supplies used, plus expenses accrued as of the date of these financial statements.

4.	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of the period.

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the F.A.C.P.C.E. approved by C.N.V.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

Interests in subsidiaries and affiliates at December 31, 2005 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Agropecuaria Cervera S.A.	90.00
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones Sociedad Anónima	21.13

Consolidated financial statements with Inversiones Ganaderas S.A., Futuros y Opciones.Com, Agropecuaria Cervera S.A. and Cactus Argentina S.A. in proportional consolidation of 50% at December 31, 2005 and 2004 are presented as complementary information.

2.	Goodwill

The goodwill relating to the purchase of the subsidiary Futuros y Opciones.Com S.A. has been valued at its restated cost as of February 28, 2003, calculated as the difference between the price paid for such investment and its equity value calculated at the time of purchase, which was also restated as of that date (Note. 1.c.).

Depreciation was calculated in accordance with the estimated useful life, which was 5 years and has been classified under Gain from controlled and related companies in the statement of income. As of December 31, 2005 the above mentioned goodwill is fully amortized.

The negative goodwill corresponding to the investment in Inversiones y Representaciones S.A. had been valued at cost restated as of February 28, 2003, and calculated as a difference between the market value of such investment and its equity value at the time of changing the March 2002-valuation method, and in each one of the purchases restated, if any, at that same date (Note 1.c).

Depreciation is calculated in accordance with the estimated useful life, which is 20 years and has been classified under Gain from controlled companies and related companies in the statement of income.

Current valuations and economic conditions tend to make less risky any permanent investment opportunity and also help increasing the possibility to obtain significant long-term profits through IRSA shares.

The goodwill of the business (positive) for the purchase of the subsidiary Agropecuaria Cervera S.A. (ACSA) has been valued at cost value, which was calculated as a difference between the value paid for such investment and the estimated current value of the assets added. The Company is currently analyzing the current value assigned to the assets acquired in line with the guidelines of Technical Resolution No. 21.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

The amortization of the goodwill of ACSA will be calculated in accordance with the duration of the project (Note 12), which was established in 35 year´s term with an option of 29 additional years. The goodwill of the project will be amortized as from the start.

3.	Other Investments

-         Investments in debt securities

IRSA’s Convertible Bonds were valued taking into account the face value at period-end in dollars, at the sellers’ exchange rate plus interest accrued as of the date of these financial statements.

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas (undergoing incorporation process)

The investment in BrasilAgro has been valued at incurred cost as it is currently under capitalization stage.

-         Other investments

The remaining investments correspond to non-listed securities, were valued at their restated cost as of February 28, 2003 (Note 1.c.).

l.	Fixed assets

-	Purchase value

Valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin.

-	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the period of addition.

-	The carrying value

The carrying value of fixed assets does not exceed their recoverable value at the end of the period.

m.	Shareholders’ equity

Initial balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the period are recorded at their historical values.

n.	Paid-in capital – Related Companies Law No. 19,550 Section 33

Increases or decreases of the equity value of investments in IRSA Inversiones y Representaciones S.A. and Futuros y Operaciones.Com S.A. generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in Technical Resolution 17 of the F.A.C.P.C.E. and Resolution CD 243/01 of the C.P.C.E.C.A.B.A.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

o.	Results for the period

Charges for assets consumed are calculated considering the values of the assets.

Holding gain and loans of livestock are disclosed in one line in the Income Statement and in Schedule F and is calculated as explained in note 2.j.1.

Cost of sale is calculated by inventory difference and cattle and corns production is disclosed in Schedule F (see notes 2.j.1 and 2.j.2)

The remaining results for the period are disclosed in the paid cost.

The income statement shows the financial gains and losses, discriminating those generated by assets and those generated by liabilities.

p.	Income Tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of livestock and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

q.	Tax on minimum presumed income

The Company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at period-end. This tax is supplementary to the income tax. The Company’s tax liability for each period will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds the income tax in any period, such excess may be computed as payment on account of the income tax that may be payable in any of the following ten fiscal years.

r.	Revenue recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial periods was as follows:

	Authorized Pesos	Subscribed Pesos	Paid in Pesos
Common and treasury stock at June 30, 2003	124,098,095	124,098,095	124,098,095
Incentive Plan (Note 12) - Fiscal Year 2004	332,437	332,437	332,437
Conversion of bonds in common stock (Note 13) - Fiscal Year 2004	13,136,577	13,136,577	13,136,577
Exercise of Warrants (Note 13) - Fiscal Year 2004	12,965,710	12,965,710	12,965,710
Incentive Plan (Note 12) - Fiscal Year 2005	240,000	240,000	240,000
Conversion of bonds in common stock (Note 13) – Fiscal Year 2005	5,918,871	5,918,871	5,918,871
Exercise of Warrants (Note13) - Fiscal Year 2005	6,092,889	6,092,889	6,092,889
Conversion of bonds in common stock (Note 13) - Fiscal Year 2006-1st and 2nd quarter	6,139,610	6,139,610	6,139,610
Exercise of Warrants (Note13) - Fiscal Year 2005-2006 1st and 2nd quarter	173,908	173,908	173,908

Common and treasury stock at 2005	169,098,097	169,098,097	169,098,097

As of December 31, 2005, the capital authorized to be publicly offered is formed of 169,098,097 common, book-entry shares of Ps.1 par value each and entitled to one vote per share, all of which were outstanding.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 4: DERIVATIVE FINANCIAL INSTRUMENTS

At December 31, 2005 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Ps.	Premium paid or (collected) Ps.	Premium at fair value Ps.	Gain (loss) for valuation at fair value Ps.
Futures
Purchase
Corn	12,700	—	—	—	134,446

Sell
Corn	900	18,850	—	—	(12,447)
Soybean	1,400	41,888	—	—	2,723
Wheat	2,600	54,454	—	—	(16,396)

Options
Purchase Call
Corn	25,400	—	381,368	568,450	187,082
Soybean	6,800	—	—	237,356	237,356

Sell Call
Corn	30,480	—	(237,789)	(329,851)	(92,062)
Soybean	12,280	18,565	(16,157)	(110,048)	(93,891)
Wheat	4,080	—	(58,344)	(49,901)	8,443

Purchase Put
Corn	19,280	(57)	97,779	82,351	(15,428)
Soybean	17,900	(12,533)	549,960	410,472	(139,488)
Wheat	4,080	—	44,880	44,855	(25)

Sell Put
Corn	12,700	—	(56,362)	(26,179)	30,183
Soybean	8,500	2,908	(26,330)	(120,507)	(94,177)

Total	159,100	124,075	679,005	706,998	136,319

Corns:

As of December 31, 2005 and 2004 the Company charged to income Ps. 277,608 (loss) and Ps. 2,088,522 (loss), respectively, to reflect the closing of the transactions carried out during those periods. These results are disclosed under the cost of grain in a line of Schedule F.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 4: (Continued)

At December 31, 2004 the Company had arranged futures and options on the Forward Market as follows:

Cereal	Tons	Margins Ps.	Premium paid or (collected) Ps.	Premium at fair value Ps.	Gain (loss) for valuation at fair value Ps.
Futures
Sell
Corn	12,700	—	—	—	13,592

Options
Purchase Call
Corn	12,700	—	115,350	104,696	(10,654)

Sell Call
Soybean	5,440	—	(111,619)	(111,619)	—
Corn	12,700	—	(31,960)	(27,552)	4,408

Purchase Put
Soybean	2,720	—	111,619	113,088	1,469

Total	46,260	—	83,390	78,613	8,815

NOTE 5: MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements as of December 31, 2005 and 2004 include a charge in the Statement of Income of Ps. 2,653,994 and Ps. 1,059,305 and a provision of the same amounts as the mentioned dates respectively.

NOTE 6: INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 6: (Continued)

-	Deferred assets as of December 31, 2005:

	Cumulative tax loss carryforwards	Other	TOTAL
Initial Balance	2,367,216	494,355	2,861,571
Charge to Net Income	(412,419)	(454,536)	(866,955)

Closing Balance	1,954,797	39,819	1,994,616

-	Deferred liabilities as of December 31, 2005:

	Fixed Assets	Inventories	Investments	Accruals	Others	TOTAL
Initial Balance	(22,615,009)	(14,240,940)	(2,730,064)	(1,271,064)	9,282	(40,847,795)
Charge to Net Income	(4,649,146)	(797,214)	(32)	182,563	—	(5,263,819)

Closing Balance	(27,264,155)	(15,038,154)	(2,730,096)	1,088,501	9,282	(46,111,624)

As of December 31, 2005, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 44,117,008.

Below is a conciliation between the Income Tax charged to Net Income and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	December 31, 2005	December 31, 2004
Net Income before income tax	35,759,110	14,408,796
Tax rate	35%	35%

Net income at tax rates:	12,515,689	5,043,079
Permanent differences at tax rate:
Restatement into constant currency	1,468,671	62,175
Penalties	—	159
Donations	7,278	—
Amortization FYO Goodwill	—	55,643
Gain from purchase and sale of stock	—	2,066,984
Loss from controlled and related companies	(2,347,962)	(4,980,389)
Personal asset tax	311,328	1,157,197
Conversion of bonds in common stock	—	1,509,585
Miscellaneous permanent differences	(81,836)	(39,374)

Income tax	11,873,168	4,875,059

During this period the Income Tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 1,954,797 and may be offset against taxable income of future periods, as follows:

Origination year	Amount	Expiration Year
2003	1,791,943	2008
2005	162,854	2010

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 6: (Continued)

-	Deferred assets as of December 31, 2004:

	Cumulative tax loss carryforwards	Provisions	Others	TOTAL
Initial Balance	2,224,649	20	1,191	2,225,860
Charge to Net Income	(20,840)	—	80,289	59,449

Closing Balance	2,203,809	20	81,480	2,285,309

-	Deferred liabilities as of December 31, 2004:

	Fixed Assets	Inventories	Investments	Accruals	TOTAL
Initial Balance	(13,522,161)	(11,545,458)	(1,220,989)	(1,069,822)	(27,358,430)
Charge to Net Income	106,320	(1,062,968)	(1,509,122)	46,948	(2,418,822)

Closing Balance	(13,415,841)	(12,608,426)	(2,730,111)	(1,022,875)	(29,777,252)

As of December 31, 2004, the net liability related to the schedule detailed is an amount of Ps. 27,491,943.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 7: BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a. Balances at December 31, 2005, June 30, 2005 and December 31, 2004 with Subsidiaries, related companies and related parties:

	December 31, 2005	June 30, 2005	December 31, 2004
IRSA Inversiones y Representaciones S.A.(3)
Current Investments
-Interest of Convertible Bonds 2007-IRSA (U$S)	999,287	1,078,320	1,499,204
Non-Current Investments
-Convertible Bonds 2007-IRSA (U$S)	99,928,688	105,487,796	134,928,347
Current Trade accounts payable	140,769	43,822	116,259
Inversiones Ganaderas S.A.(1)
Current Trade accounts receivable	210,904	30,814	29,195
Non-Current Other receivable	750,660	—	—
Current Other debts	—	1,605,463	1,747,984
Non-Current Other debts	—	14,911	480,640
Futuros y opciones.Com S.A.(1)
Current Trade accounts receivable	371,219	897,389	424,147
Current Other receivables	23,603	23,603	23,603
Cactus Argentina S.A.(3)
Current Trade accounts receivable	18,844	785,849	30,261
Current Other receivables and prepaid expenses	350,479	332,209	1,354,328
Current Trade accounts payable	122,086	—	530,217
Current Other debts	—	—	205,730
Agro-Uranga S.A.(3)
Current Other receivables	281,226	39,993	234,279
Current Trade accounts payable	259	—	—
Fundación IRSA (4)
Current Trade accounts payable	1,900,000	1,900,000	1,177,988
Inversora Bolívar (4)
Current Trade accounts payable	6,710	5,445	6,341
Alto Palermo S.A.(4)
Current Trade accounts payable	124,044	193,053	44,233
Consultores Asset Management S.A.(4)
Management Fee	2,653,994	8,239,263	1,059,305
Credits to employees (4)
Current credits to Senior management, directors and staff of the company	45,965	29,397	15,362
Estudio Zang, Bergel & Viñes (4)
Current Trade accounts payable	73,201	21,092	23,486
Directors (4)
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G) Directors	1,041	992	252
Non-Current Loans
Convertible Bonds 2007 (Schedule G) Directors	101,875	98,100	22,640
Current Trade accounts payable	—	—	43,543
Other current debts	18,080	3,393	—
Shareholders (2)
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G) Shareholders	541,481	706,891	792,845
Non-Current Loans
Convertible Bonds 2007 (Schedule G) Shareholders	52,970,984	69,934,463	71,356,061

(1)	Controlled company
(2)	Shareholder
(3)	Related company
(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE	7: (Continued)

b. Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the periods ended at December 31, 2005 and 2004.

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:

	Year	Sales and Fees for shared services	Interest paid	Salaries	Fees	Livestock expenses	Interest income	Administrative services	Others
Shareholders	2005	—	(2,057,975)	—	—	—	—	—	—
	2004	—	(2,951,938)	—	—	—	—	—	—
Agro-Uranga S.A.	2005	—	—	—	—	—	—	—	—
	2004	—	—	—	—	—	—	—	106,780
Alto Palermo S.A.	2005	(363,909)	—	—	—	—	—	—	—
	2004	(8,765)	—	—	—	—	—	—	—
Consultores Asset Management S.A.	2005	—	—	—	—	—	—	—	—
	2004	—	—	—	—	—	—	—	—
Cactus Argentina S.A.	2005	—	—	—	—	(1,228,376)	21,119	109,920	6,659
	2004	—	—	—	—	(3,002,994)	10,634	83,520	26,353
Directors	2005	—	(3,958)	(166,119)	123,404	—	—	—	—
	2004	—	(937)	(162,799)	46,408	—	9,859	—	—
Estudio Zang, Bergel & Viñes	2005	—	—	—	(90,706)	—	—	—	—
	2004	—	—	—	(62,024)	—	—	—	—
Fundación IRSA	2005	—	—	—	—	—	—	—	—
	2004	—	—	—	—	—	—	—	—
Futuros y opciones.Com S.A.	2005	—	—	—	—	—	—	82,200	(32,951)
	2004	—	—	—	—	—	—	19,200	(608)
Inversiones Ganaderas S.A.	2005	—	(121,134)	—	—	—	—	38,811	89,191
	2004	—	(70,093)	—	—	—	—	43,289	80,744
Inversora Bolívar S.A.	2005	—	—	—	—	—	—	—	(52,252)
	2004	—	—	—	—	—	—	—	(82,317)
IRSA Inversiones y Representaciones S.A.	2005	(5,196)	—	—	—	—	4,360,671	—	—
	2004	(43,787)	—	—	—	—	5,473,411	—	(16,487)
Credits to employees	2005	—	—	—	—	—	1,863	—	—
	2004	—	—	—	—	—	14,042	—	—
Senior Management	2005	—	—	(820,286)	—	—	—	—	—
	2004	—	—	(700,606)	—	—	—	—	—

Total 2005		(369,105)	(2,183,067)	(986,405)	32,698	(1,228,376)	4,383,653	230,931	10,647

Total 2004		(52,552)	(3,022,968)	(863,405)	(15,616)	(3,002,994)	5,507,946	146,009	114,465

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8: Details of balance sheet and income statement accounts

a. Cash and banks

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Cash	62,176	25,360	59,966
Foreign currency (Schedule G)	88,810	74,354	293,009
Local currency checking account	244,211	1,728,632	162,493
Foreign currency checking account (Schedule G)	141,728	3,854,669	9,055,590
Local currency saving account	25,838	17,505	9,897
Foreign currency saving account (Schedule G)	28,395	8,026,165	16,610,427
Checks to be deposited	96,902	80,587	386,961

	688,060	13,807,272	26,578,343

b. Investments and Goodwill

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Investment
Investment (Schedule C and G)	5,620,834	59,425,172	1,639,729

	5,620,834	59,425,172	1,639,729

Investment
Investment on controlled and related companies (Schedule C)	311,662,439	306,089,140	305,920,570

	311,662,439	306,089,140	305,920,570

Other investments
Other investments (Schedule C and G)	100,520,337	105,508,513	134,949,064

	100,520,337	105,508,513	134,949,064

Goodwill
Goodwill (Schedule C)	(6,674,377)	(30,430,822)	(36,326,481)

	(6,674,377)	(30,430,822)	(36,326,481)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8: (Continued)

c. Trade accounts receivable

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Current
Accounts receivable in local currency	6,713,974	7,099,969	5,207,564
Less:
Allowance for doubtful accounts (Schedule E)	(356,214)	(356,214)	(348,535)
Accounts receivable in foreign currency (Schedule G)	2,785,651	948,593	955,988
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	210,904	30,814	29,195
Futuros y Opciones.Com S.A.	371,219	897,389	424,147
Cactus Argentina S.A.	18,844	785,849	30,261

	9,744,378	9,406,400	6,298,620

d. Other receivables

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Current
Prepaid leases	125,787	6,512,492	30,727
Income tax credit and advances (net of accrual)	2,563,793	—	—
Guarantee deposits and premiums (Schedule G)	1,165,756	2,675,032	232,112
Secured by mortgage (Schedule G)	4,678,880	8,217,166	1,055,695
Prepaid expenses	415,453	2,045,319	1,102,780
Tax prepayments (net of accruals)	2,005,670	1,063,379	3,491,577
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	350,479	332,209	1,354,328
Futuros y Opciones.Com S.A.	23,603	23,603	23,603
Agro-Uranga S.A.	281,226	39,993	234,279
Credits to employees	45,965	29,397	15,362
Others	237,028	415,208	305,304

	11,893,640	21,353,798	7,845,767

Non-current
Secured by mortgage (Schedule G)	8,539,119	—	—
Value Added Tax	6,233,570	6,328,177	5,180,327
Tax on Minimum Presumed Income	—	—	99,148
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	750,660	—	—
Prepaid leases	—	75,915	—

	15,523,349	6,404,092	5,279,475

(1)	Income tax credit and advances net of accrual, amounting as of December 31, 2005 Ps 5,613,228.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8: (Continued)

e. Inventories

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Current
Livestock	11,636,928	13,099,574	16,877,063
Crops	5,508,135	24,930,778	4,803,409
Unharvested crops	20,571,503	826,336	20,090,681
Seeds and fodder	251,658	319,169	166,898
Materials and others	3,823,638	4,024,658	3,024,911
Advances to suppliers	1,067,772	446,701	321,747

	42,859,634	43,647,216	45,284,709

Non-Current
Livestock	54,866,387	48,743,639	46,102,732

	54,866,387	48,743,639	46,102,732

f. Trade accounts payable

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Current
Suppliers in local currency	5,608,676	3,292,862	4,071,023
Suppliers in foreign currency (Schedule G Note 11) (1)	12,175,485	6,580,931	2,709,862
Interest to be accrued (2) (Schedule G)	(419,384)	—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	6,710	5,445	6.341
Alto Palermo S.A.	124,044	193,053	44,233
IRSA Inversiones y Representaciones S.A.	140,769	43,822	116,259
Cactus Argentina S.A.	122,086	—	530,217
Estudio Zang, Bergel & Viñes	73,201	21,092	23,486
Fundación IRSA	1,900,000	1,900,000	1,177,988
Directors	—	—	43,543
Agro-Uranga S.A.	259	—	—
Accrual for other expenses (Schedule G)	6,924,288	4,906,044	2,631,011
Accrual for cereal expenses	190,401	50,461	295,130

	26,846,535	16,993,710	11,649,093

(1)	Includes as of December 31, 2005 U$S 2,500,000 for the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage.
(2)	Corresponds to the liability mentioned in (1).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8: (Continued)

g. Loans

	December 31, 2005	June 30, 2005 Pesos	December 31, 2004 Pesos
Current
Local financial loans (Note 16)	17,277,515	10,315,556	37,220,355
Convertible Bonds 2007 Interest payable (Schedule G)	604,553	476,343	592,928
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	541,481	706,891	792,845
Directors	1,041	992	252

	18,424,590	11,499,782	38,606,380

Non-Current
Convertible Bonds 2007 (Schedule G)	59,141,000	45,815,657	53,363,537
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	52,970,984	69,934,463	71,356,061
Directors	101,875	98,100	22,640
Convertible Bonds 2007 expenses	(838,944)	(1,154,667)	(1,456,461)

	111,374,915	114,693,553	123,285,777

h. Salaries and social security payable

	December 31, 2005	June 30, 2005 Pesos	December 31, 2004 Pesos
Current
Accrual for vacation and statutory annual bonus	668,629	1,288,720	594,686
Social security taxes payable	202,735	185,771	161,927
Salaries payable	7,406	79,095	1,263
Health care payable	5,880	5,129	1,891
Others	7,434	5,932	5,938

	892,084	1,564,647	765,705

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8: (Continued)

i. Taxes payable

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Current
Accrual for income tax	—	24,772,007	2,617,633
Advances to Income tax	—	(5,148,500)	—
Tax on Minimum Presumed Income (Note 2.p.)	—	—	99,147
Property tax payable	152,488	80,510	80,613
Taxes withheld for income tax	311,315	95,772	47,534
Gross sale tax credit	—	—	(196,384)
Gross sale tax payable	195,203	204,677	128,575
Taxes withheld-Value Added Tax	3,472	36,248	—
Others	890,191	682	1,594,993

	1,552,669	20,041,396	4,372,111

Non-Current
Deferred tax	44,117,008	37,987,388	27,491,943

	44,117,008	37,987,388	27,491,943

j. Other debts

	December 31, 2005 Pesos	June 30, 2005 Pesos	December 31, 2004 Pesos
Current
Security transactions payable (Schedule G)	—	4,180,593	—
Advances from customers (Schedule G)	—	2,055,200	4,204,906
Management fees accrual (Note 5)	2,653,994	8,239,263	1,059,305
Advance Costumers	—	—	4,513,494
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	—	1,605,463	1,747,984
Directors	18,080	3,393	—
Cactus	—	—	205,730
Others	20,299	20,299	125,916

	2,692,373	16,104,211	11,857,335

Non-current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	—	14,911	480,640

	—	14,911	480,640

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 9:

a) Assets based on their estimated collection term

Based on their estimated collection term	Current and non-current Investment			Trade accounts receivable			Other receivables
	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004
3rd quarter 2005/2004 financial period	—	—	—	—	—	6,298,620	—	—	2,441,856
4th quarter 2005/2004 financial period	—	—	1,499,204	—	—	—	—	—	597,727
1st quarter 2006/2005 financial period	—	—	—	—	9,406,400	—	—	9,516,252	—
2nd quarter 2006/2005 financial period	—	1,078,320	—	—	—	—	—	781,889	—
3rd quarter 2006/2005 financial period	—	—	—	9,744,378	—	—	5,971,419	4,108,583	—
4th quarter 2006/2005 financial period	999,287	—	—	—	—	—	416,180	—	99,148
1st quarter 2007/2006 financial period	—	—	—	—	—	—	2,456,348	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	2,659,928	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	420,363	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2008/2007 financial period	—	—	—	—	—	—	2,134,780	—	—
2nd quarter 2008/2007 financial period	99,928,688	105,487,796	134,928,347	—	—	—	—	—	—
3rd quarter 2008/2007 financial period	—	—	—	—	—	—	420,364	—	—
1st quarter 2009/2008 financial period	—	—	—	—	—	—	2,134,780	—	—
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,714,416	—	—
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,714,416	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	4,621,547	58,346,852	140,525	—	—	—	389,765	6,947,074	4,836,184
With no stated non-current term	591,649	20,717	20,717	—	—	—	6,984,230	6,404,092	5,180,327

Total	106,141,171	164,933,685	136,588,793	9,744,378	9,406,400	6,298,620	27,416,989	27,757,890	13,125,242

b) Assets classified according to their interest rate
	Current and non-current investment			Trade accounts receivable			Other receivables
Interest rate that they accrue	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004
At fixed interest rate	99,928,688	105,487,796	134,928,347	—	—	—	12,960,190	8,197,487	1,342,403
At variable interest rate	4,621,547	58,346,852	140,525	—	—	—	1,085,340	2,314,696	153,498
Non-interest bearing	1,590,936	1,099,037	1,519,921	9,744,378	9,406,400	6,298,620	13,371,459	17,245,707	11,629,341

Total	106,141,171	164,933,685	136,588,793	9,744,378	9,406,400	6,298,620	27,416,989	27,757,890	13,125,242

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 9: (Continued)

Liabilities based on their estimated payment term :

Based on their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable
	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004
3rd quarter 2005/2004	—	—	11,649,093	—	—	22,353,572	—	—	444,433
4th quarter 2005/2004	—	—	—	—	—	1,386,025	—	—	—
1st quarter 2006/2005	—	12,685,710	—	—	10,315,556	14,866,783	—	1,564,647	321,272
2nd quarter 2006/2005	—	4,308,000	—	—	1,184,226	—	—	—	—
3rd quarter 2006/2005	19,569,035	—	—	1,147,075	—	—	596,188	—	—
4th quarter 2006/2005	—	—	—	—	—	—	295,896	—	—
1st quarter 2007/2006	7,277,500	—	—	—	—	—	—	—	—
2nd quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007	—	—	—	111,374,915	114,693,553	123,285,777	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	17,277,515	—	—	—	—	—
With no stated non-current term	—	—	—	—	—	—	—	—	—

Total	26,846,535	16,993,710	11,649,093	129,799,505	126,193,335	161,892,157	892,084	1,564,047	765,705

Based on their estimated payment term	Taxes payable			Other debts			Provisions
	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004
3rd quarter 2005/2004	—	—	160,017	—	—	4,396,907	—	—	—
4th quarter 2005/2004	—	—	1,594,461	—	—	5,506,714	—	—	—
1st quarter 2006/2005	—	417,889	—	—	14,498,748	—	—	—	—
2nd quarter 2006/2005	—	19,623,507	2,617,633	—	1,605,463	1,747,984	—	—	—
3rd quarter 2006/2005	663,160	—	—	2,692,373	—	—	—	—	—
4th quarter 2006/2005	889,509	—	—	—	—	—	—	—	—
1st quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006	—	—	—	—	14,911	480,640	—	—	—
2nd quarter 2008/2007	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	205,730	—	—	—
With no stated non-current term	44,117,008	37,987,388	27,491,943	—	—	—	66,002	65,871	—

Total	45,669,677	58,028,784	31,864,054	2,692,373	16,119,122	12,337,975	66,002	65,871	—

Liabilities classified according to their interest rate:

Interest in rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable
	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004
At fixed interest rate	6,294,265	—	—	129,491,374	126,163,776	161,962,593	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	20,552,270	16,993,710	11,649,093	308,131	29,559	(70,436)	892,084	1,564,647	765,705

Total	26,846,535	16,993,710	11,649,093	129,799,505	126,193,335	161,892,157	882,084	1,564,647	765,705

Interest in rate that they accrue	Taxes payable			Other debts			Provisions
	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004	December 31, 2005	June 30, 2005	December 31, 2004
At fixed interest rate	—	—	—	—	1,558,734	2,228,624	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	45,669,677	58,028,784	31,864,054	2,692,373	14,560,388	10,109,351	66,002	65,871	—

Total	45,669,677	58,028,784	31,864,054	2,692,373	16,119,122	12,337,975	66,002	65,871	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 10: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the C.N.V., 5% of the net and realized profit for the period plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11: PURCHASE AND SALE OF FARMS

a)	On July 25, 2005 the Company signed the deed of sale of the farm “El Gualicho” with a surface area of 5,727 hectares, located in the Department of General Roca and Presidente Roque Saenz Peña, Province of Córdoba. The agreed sale price was U$S 5,727,083. The sale generated a gain of Ps. 9,872,997.

b)	On September 1, 2005 the Company signed the deed for the purchase of the farm “San Pedro” of 6,022 hectares located in the Department of Uruguay, Province of Entre Ríos. The purchase price was U$S 16,000,000. This agreement generated a debt of U$S 6,500,000. On December, 14, 2005 U$S 4,000,000 was cancelled and the remaining balance will be paid on September 1, 2006.

c)	The mortgage for the purchase of El Invierno establishment was cancelled on December 14 by paying the amount of U$S 1,500,000.

NOTE 12: INVESTMENTS IN COMPANIES

a) On December 27, 2005, the Company and its subsidiary Inversiones Ganaderas S.A. have acquired Agropecuaria Cervera S.A. (ACER), by subscribing an agreement to exchange goods.

The shareholders transferred the ACER shares in the following proportions: a) in favor of Cresud thirty six thousand (36,000) common shares, registered, non-endorsable, class A, of pesos one (Ps. 1) par value with right to five (5) votes each; and b) in favor of IGSA four thousand (4,000) common shares, registered, non-endorsable, class A, of pesos one (Ps. 1) par value with right to five (5) votes each.

ACER has, among other goods and rights, the concession of starting into production an integral development project including biologic, economic and social issues on several buildings located in the Department of Anta, Province of Salta, the company being duly authorized to carry out an outstanding crop farming, cattle and forestry project.

As consideration for the exchange referred to above, the actions that follow were effected:

•	Cresud transferred 3,580,886 Negotiable Obligations convertible into common shares, with 8% annual interest, maturing in year 2007, having options in a face value of one US dollar each, issued by IRSA Inversiones y Representaciones S.A.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 12: (Continued)

•	The Company paid the amount of pesos nine hundred and sixty two thousand five hundred and twenty three (Ps. 962,523) with consideration in the contribution made to the company in ACER. As part of the price, the Company paid US dollars seven hundred thousand (U$S 700,000), staying such contribution in guarantee for future contingencies during a two-year term.

b) During the current period, the Company has transferred funds to pay the expenses included in the Board´s decision related to the possibility of making an agricultural investment in Brazil through a specific legal mean. To such purpose, a company named BrasilAgro - Companhia Brasileira de Propiedades Agrícolas is currently undergoing the incorporation process stages. The funds provided by the Company grant the right to participate in the capital of the specific legal mean referred to above. Such investment amounts to Ps. 570.932 and is included in Other investments.

NOTE 13: STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”) during a 30-day period covering 4,614,643 shares.

The stock balance remaining after expiration of the preemptive and accretion periods is intended to be offered under the Incentive Plan approved at the above mentioned Shareholders’ Meeting, at Ps.1 (one peso) par value, plus interest accrued as from actual exercise at a six-months LIBOR rate per annum. In accordance with the terms approved at the referred Shareholders’ Meeting, from a legal standpoint the implementation of the Plan is made by means of the transfer of the Shares in trust. From this balance, two thirds of the options relating to the Shares under the Plan were allocated for distribution by the Company’s Board of Directors among certain executive officers.

The remaining third was set aside for allotment by the Company’s Board of Directors among any employees or executives at the time of allotment and 6 (six) months after the initial allotment, and up to 3 (three) months before the expiration of the exercise period.

In January 2002 an aggregate of 2,353 shares of Ps.1 par value each were issued under the preferred offering of treasury stock.

In April and June 2002, an aggregate of 480,000 shares of Ps.1 par value each were issued to executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2003, an aggregate of 3,559,853 shares of Ps.1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 13: (Continued)

During the fiscal year ended on June 30, 2004, an aggregate of 332,437 shares of Ps.1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2005, an aggregate of 240,000 shares of Ps.1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock. As of that date, there was no pending exercise balance.

NOTE 14: ISSUANCE OF CONVERTIBLE BONDS

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple convertible bonds, non-convertible into shares of the Company, for an amount of up to U$S 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or,

b)	The issuance of convertible bonds into company’s common stock, for a total amount of U$S 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	The subscription option, for the holders of convertible bonds, with a premium determined by the management, between 20 and 30% over the conversion price of the convertible bond, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the convertible bonds who have exercised their conversion rights.

Authorization for the public offer and quotation of convertible bonds has been approved by Resolution No. 14,320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to U$S 50,000,000 in securities composed by convertible bonds into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is U$S 0.5078 stocks (U$S 5.0775 ADS), while the Warrant price is U$S 0.6093 stocks (U$S 6.0930 ADS).

b)	For each of Cresud’s convertible bond the holder has the right to convert it to U$S 1.96928 stocks (U$S 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible bonds and options will be due on November 14, 2007.

Convertible bonds were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Bonds and for the generation of working capital.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 14: (Continued)

During the fiscal year ended on June 30, 2003, 196,084 convertible bonds were converted into 386,140 ordinary shares, which resulted in a Ps. 593,038 increase in the Company’s net shareholders’ equity.

During the fiscal year ended on June 30, 2004, 6,670,763 convertible bonds were converted into 13,136,577 ordinary shares, which resulted in a Ps. 19,364,974 increase in the Company’s net shareholders’ equity. During the same period, 6,583,995 Warrants were exercised, resulting in the issuance of 12,965,710 ordinary shares for Ps. 23,068,638.

During the fiscal year ended on June 30, 2005, 3,005,609 convertible bonds were converted into 5,918,871 ordinary shares, which resulted in an increase of the Company’s net shareholders’ equity of Ps. 8,857,011. In the same period, 3,093,975 warrants were exercised, resulting in the issuance of 6,092,889 common shares for Ps. 10,919,379.

During the current period, 3,117,696 Convertible Bonds were converted into 6,139,610 ordinary shares, which resulted in a Ps. 9,283,937 increase in the Company’s net shareholders’ equity. During the same period, 88,312 warrants were exercised, resulting in the issuance of 173,908 ordinary shares for Ps. 308,350.

NOTE 15: PURCHASE AND SALE OF CONVERTIBLE BONDS

During November and December 2002, 49,692,668 convertible bonds issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is U$S 0.5571 per share (U$S 5.5713 GDS), while the warrant price is U$S0.6686 per share (U$S 6.6856 GDS)

b)	For each of IRSA’s convertible bond the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has re stated the conversion price of its convertible bonds according to the subscription clauses.

The conversion price of the convertible bonds went from U$S 0.5571 to U$S 0.54505 and the warrants price went from U$S 0.6686 to U$S 0.6541. Such adjustment was effective as from December 20, 2002.

Convertible bonds and options are due on November 14, 2007.

During the months of July and November 2003 the Company purchased 250,500 Notes, and in May 2004 converted 5,000,000 Convertible Bonds into 9,174,312 common shares.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 15: (Continued)

During the fiscal year ended on June 30, 2004, third parties bearers of convertible bonds into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps.62.8 million originating the issuance of 27,616,878 ordinary shares with a face value of Ps.1 each. Consequently, the Company holding as of June 30, 2004 amounts to 44,943,168 Convertible Bonds.

In July 2004 the Company purchased 350,000 Convertible Bonds issued by IRSA Inversiones y Representaciones Sociedad Anónima for U$S 511,115.

In March 2005 the Company sold 8,754,271 Convertible Bonds of IRSA Inversiones y Representaciones Sociedad Anónima for a total amount of Ps. 32,499,426. This sale resulted in a profit of Ps. 68,754,172.

During the fiscal year ended on June 30, 2005, third parties bearers of convertible bonds into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps.171.5 million originating the issuance of 99,289,144 ordinary shares with a face value of Ps.1 each. On the other hand, the Company exercised warrants for a total of Ps.17.7 million, resulting in the issuance of 9,174,311 common shares of Ps.1 par value each.

During this period, third party holders of IRSA´s Convertible Bonds exercised their conversion and warrants rights for a total of Ps. 20.1 million, resulting in the issuance of 11,181,435 common shares of Ps.1 par value each

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps. 3.2 million, such effect being recorded in Paid-In Capital (Related Companies Law No. 19.550 – Section 33) of Shareholders´ Equity (see Note 2.n.).

NOTE 16: SALE OF THE INVESTMENT OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA IN BANCO HIPOTECARIO S.A. (BHSA) AND ITS FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

On August 9, 2005, IRSA sold 2,305,122 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (which was a subsidiary in which IRSA has an interest of 100%) in a total amount of U$S 10,540,000 (equivalent to Ps. 30,281,000). For this transaction IRSA recorded a gain of Ps. 1,850,000

As of December 31, 2005 IRSA completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. Consequently, as of period-end, IRSA’s total shareholding in Banco Hipotecario is 10,141,015.

NOTE 17: FINANCIAL LOANS

During the year´s second six-month period, the Company has developed a strategy for externally financing the working capital of the production season, at adequate rates and conditions through pre-financing exports allowing to develop new business, and the necessary liquidity to take advantage of any potential investment opportunity.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 17: (Continued)

To such purpose, on December 31, 2005, current loans with local financial entities amounted to Ps. 17.3 million, allowing pushing up new productive projects and generating a more efficient capital structure for the Company.

NOTE 18: IGSA’S TAX DEFERRAL

On December 19, 1996, under Decree 1968/96 the province of Catamarca approved the investment project submitted by Inversiones Ganaderas S.A., and conferred to it the benefits of Law 22,021 as amended by Law No. 22,702 subject to the conditions and scope detailed in the referred Decree.

The project is oriented towards the livestock business, and requires a total minimum investment of Ps. 1,600,002 to be made over a three year term. The investor is given the choice of deferring the payment of the amounts payable as income tax and value added tax. The amount of the deferred tax will be equal to 75% the direct capital contribution, i.e., Ps. 1,200,000. Deferred amounts do not accrue interest and are repayable in five consecutive annual payments as from the sixth fiscal year following the start-up date of the project that enjoys the benefit.

On October 15, 2002, Cresud S.A deferred the balance assessed in the value added tax return for fiscal period 9/2002 for the sum of Ps. 540,000.

On December 30, 2003, given the significant benefit granted under Decree 384/2003 to those taxpayers who early repay deferred tax liabilities, Cresud S.A repaid the deferred amount, for the sum of Ps. 249,317. To date it has still not made use of the remaining sums available under the project.

NOTA 19: SUBSEQUENT EVENTS

Brasil Agro-Companhia Brasileira de Propiedades Agricolas (en formación). During January 2006, contributions of u$s 50,000 were made.

•	BrasilAgro – Companhia Brasileira de Propiedades Agrícolas (undergoing incorporation process)

U$S 50,000 were contributed during January 2006.

•	Collections for sale of land

On January 6, 2006 and February 1, 2006 the amount of U$S 140,496 and U$S 560,839 respectively were collected for partial cancellation of the original balance due to the sale of the Ñacurutú establishment.

•	Conversion of Convertible Negotiable Obligations

On February 3, 2006 the Company converted 5.0 million of Convertible Negotiable Obligations of IRSA Inversiones y Representaciones S.A. and increased its share from 21.1% to 23.0%

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Fixed Assets

For the six-month periods ended December 31, 2005 and 2004 and year ended June 30, 2005

(Notes 1 and 2)

Schedule A

Principal Account	Value at the beginning of the period/year Pesos	Additions and/or transfer Pesos	Deductions and/or transfer Pesos	Value at the end of the period/year Pesos	Rate %	Accumulated at the beginning of the period/year Pesos
Real estate	123,967,685	22,984,173	5,691,392	141,260,466	—	—
Wire fences	3,738,415	—	181,072	3,557,343	3	685,961
Watering troughs	2,972,393	105,800	254,865	2,823,328	5	932,450
Alfalfa fields and meadows	2,782,001	890,878	1,282,571	2,390,308	12-25-50	1,628,273
Buildings and constructions	5,737,215	23,537,848	58,895	29,216,168	2	1,974,112
Machinery	9,463,175	543,547	15,045	9,991,677	10	6,049,081
Vehicles	1,454,489	65,261	48,864	1,470,886	20	824,947
Tools	191,545	633	—	192,178	10	137,606
Furniture and equipment	1,067,663	36,595	—	1,104,258	10	682,763
Corral and leading lanes	622,169	28,215	—	650,384	3	107,126
Roads	960,053	60,288	25,160	995,181	10	614,320
Facilities	11,455,517	110,857	26,008	11,540,366	10-20-33	4,587,196
Computer equipment	969,371	41,663	—	1,011,034	20	668,954
Silo plants	1,169,114	—	72,595	1,096,519	5	378,719
Constructions in progress	10,719,843	3,879,278	—	14,599,121	—	—
Advances to suppliers	82,879	373,514	—	456,393	—	—

Total at December 31, 2005	177,353,527	52,658,550	7,656,467	222,355,610		19,271,508

Total at June 30, 2005	169,076,719	26,396,730	18,119,922	177,353,527		17,529,527

Total at December 31, 2004	169,076,719	5,205,788	317,200	173,965,307		17,529,527

Principal Account	Depreciation decrease of the period/year Pesos	Current Period Pesos	Accumulated at the end of the period/year Pesos	Net carrying value at December 31 2005 Pesos	Net carrying value at June 30, 2005 Pesos	Net carrying value at December 31, 2004 Pesos
Real estate	—	—	—	141,260,466	123,967,685	121,020,455
Wire fences	54,868	56,861	687,954	2,869,389	3,052,454	3,278,863
Watering troughs	100,736	74,615	906,329	1,916,999	2,039,943	2,160,682
Alfalfa fields and meadows	1,199,476	267,968	696,765	1,693,543	1,153,728	699,236
Buildings and constructions	10,112	289,176	2,253,176	26,962,992	3,763,103	3,441,701
Machinery	12,036	455,661	6,492,706	3,498,971	3,414,094	2,272,206
Vehicles	48,864	110,028	886,111	584,775	629,542	703,995
Tools	—	6,518	144,124	48,054	53,939	57,421
Furniture and equipment	—	52,544	735,307	368,951	384,900	342,242
Corral and leading lanes	—	9,749	116,875	533,509	515,043	487,813
Roads	12,580	48,264	650,004	345,177	345,733	437,611
Facilities	24,295	550,427	5,113,328	6,427,038	6,868,321	3,434,814
Computer equipment	—	55,476	724,430	286,604	300,417	356,597
Silo plants	31,942	29,843	376,620	719,899	790,395	821,932
Constructions in progress	—	—	—	14,599,121	10,719,843	14,976,671
Advances to suppliers	—	—	—	456,393	82,879	534,224

Total at December 31, 2005	1,494,909	2,007,130	19,783,729	202,571,881

Total at June 30, 2005	1,872,256	3,614,237	19,271,508		158,082,019

Total at December 31, 2004	91,699	1,501,016	18,938,844			155,026,463

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Investments

For the six-month periods ended December 31, 2005 and 2004 and year ended June 30, 2005

(Notes 1 and 2)

Schedule C

Type and characteristics of the securities	Amount	Value at December 31, 2005 Pesos	Value at June 30, 2005 Pesos	Value at December 31 , 2004 Pesos	Market value Pesos	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income (loss) for the fiscal period Pesos	Shareholders´ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton in dollars fund	30,714	91,897	52,439,110	—	2.992,000
Banco Río special fund in pesos		—	—	25,029
Banco Río special fund in dollars		—	2,395	2,523

		91,897	52,441,505	27,552

Notes and Convertible Bonds
Interest of Convertible Bonds 2007 -IRSA (U$S)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		999,287	1,078,320	1,499,204
Bonos Global 2010	110,000	92,549	100,997	112,343	0.841355
Bocon Pro 1	157,647	630	630	630	0.003996
Nobacs	3,000,000	2,947,500	3,003,000	—	0.982500
Bonos Arg Discount 2033		—	1,073,823	—
Bonos Raymond James-interests	11,046	11,046	20,235	—	1.000000
Mortgage bonds	1,500,431	1,477,925	1,706,662	—	0.985000

		5,528,937	6,983,667	1,612,177

Total current investments		5,620,834	59,425,172	1,639,729

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.
Shares	893,069	4,597,887	5,344,811	4,523,238	Unlisted	Agricultural livestock	2,500,000	1,038,398	12,889,465
Contribution on account of future subscriptions of shares		7,865	7,865	7,865
Higher value of property		11,179,150	11,179,150	11,179,150

		15,784,902	16,531,826	15,710,253

INVERSIONES GANADERAS S.A.
Shares	5,326,588	10,309,256	10,984,960	10,748,274	Unlisted	Rising and grazing cattle	5,326,589	(675,706)	11,038,866
Contribution on account of future subscriptions of shares		729,586	729,586	729,585

		11,038,842	11,714,546	11,477,859

CACTUS ARGENTINA S.A.
Shares	4,337,175	4,381,505	1,160,907	1,074,214	Unlisted	Exploitation and administration of Agriculture and beef cattle products	8,674,350	88,660	8,763,010
Contribution on account of future subscriptions of shares		—	3,176,268	2,135,618

		4,381,505	4,337,175	3,209,832

FUTUROS Y OPCIONES.COM S.A.
Shares	252,656	467,645	646,150	(2,714,336)	Unlisted	Gives information about markets and And services of economics and Financial consulting through internet	360,937	(255,006)	668,065
Contribution on account of future subscriptions of shares		—	—	2,726,793

		467,645	646,150	12,457

AGROPECUARIA CERVECERA S.A.
Shares	36,000	3,951,775	—	—	Unlisted	Agricultural and forestal	40,000	(63,013)	4,347,427
Contribution on account of future subscriptions of shares Contribution on account of future subscriptions of shares		1,069,470	—	—

		5,021,245	—	—

IRSA Inversiones y Representaciones S.A.
Shares (Note 14)	77,850,702	274,968,300	272,859,443	275,510,169	3.55	Real Estate	368,447,884	28,987,509	1,301,356,122

		274,968,300	272,859,443	275,510,169

	Subtotal	311,662,439	306,089,140	305,920,570

Other Investments
Convertible Bonds 2007—IRSA (U$S)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	32,958,011	99,928,688	105,487,796	134,928,347
Brasil Agro- Companhia Brasileira de Propiedades Agricolas (in formation)		570,932	—	—
Coprolán		20,717	20,717	20,717	Unlisted

	Subtotal	100,520,337	105,508,513	134,949,064

Goodwill
Goodwill		—	—	329,838
IRSA negative goodwill		(28,613,032)	(30,430,822)	(36,656,319)
Agropecuaria Cervecera S.A. goodwill		21,938,655

	Subtotal	(6,674,377)	(30,430,822)	(36,326,481)

Total non-current investments		405,508,399	381,166,831	404,543,153

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Allowances and Provisions

For the six-month periods ended December 31, 2005 and 2004 and the year ended June 30, 2005

(Notes 1 and 2)

Schedule E

Item	Balances at beginning of the period/year Pesos	Increases Pesos	Decreases (1) Pesos	Applications Pesos	Value at December 31, 2005 Pesos	Value at June 30 2005 Pesos	Value at December 31, 2004 Pesos
Deducted from assets
Allowance for doubtful accounts	356,214	—	—		356,214	356,214	348,535

Included in liabilities

For pending lawsuits	65,871	131	—	—	66,002	65,871	—

Total at December 31, 2005	422,085	131	—	—	422,216

Total at June 30, 2005	387,067	79,374	(5,824)	(38,532)		422,085

Total at December 31, 2004	387,067		—	(38,532)			348,535

(1)	The accounting appropriation is included in the Statement of Income, in “Other income and expenses”.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Cost of sales

For the six-month periods ended December 31, 2005 and 2004

(Notes 1 and 2)

Schedule F

	Crops		Beef cattle		Milk
	December 31 2005 Pesos	December 31 2004 Pesos	December 31 2005 Pesos	December 31 2004 Pesos	December 31 2005 Pesos	December 31 2004 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	55,019,469	55,198,055	6,823,744	4,150,630
Crops	24,930,778	8,639,910	—	—	—	—
Unharvested crops	826,336	1,603,897	—	—	—	—
Seeds and fodder	128,575	—	172,941	134,870	17,653	103,508
Materials and others	3,768,385	3,842,219	—	—	65,430	44,982

	29,654,074	14,086,026	55,192,410	55,332,925	6,906,827	4,299,120
Holding gain	—	—	1,830,336	5,484,966	375,843	259,170
Gain (loss) on commodities market	277,608	2,088,522	—	—	—	—
Transfer of inventories to expenses	(91,722)	(149,403)	—	—	—	—
Transfer of inventories to fixed assets	(132,333)	(464,153)	—	—	—	—
Transfer of unharvested crops to expenses	(6,273,933)	(6,646,273)	(251,924)	(136,871)	(739,371)	(376,780)
Recovery of inventories	—	—	220,499	101,950	(220,499)	(101,950)
Purchases	24,704,911	25,562,280	4,580,203	3,097,849	2,902,783	398,128
Operating expenses (Schedule H)	5,063,443	4,562,016	7,046,909	9,279,058	2,448,164	976,650
Less:
Inventories at the end of the period
Beef cattle (1)	—	—	(57,383,708)	(58,540,015)	(9,119,607)	(4,439,780)
Crops	(5,508,135)	(4,803,409)	—	—	—	—
Unharvested crops	(20,571,503)	(20,090,681)	—	—	—	—
Seeds and fodder	(14,250)	—	(115,460)	(88,843)	(121,948)	(78,055)
Materials and others	(3,454,188)	(2,753,105)	—	—	(131,464)	(59,538)

Cost of Sales (2)	23,653,972	11,391,820	11,119,265	14,531,019	2,300,728	876,965

	Others		Total
	December 31 2005 Pesos	December 31 2004 Pesos	December 31, 2005 Pesos		December 31, 2004 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	61,843,213		59,348,685
Crops	—	—	24,930,778		8,639,910
Unharvested crops	—	—	826,336		1,603,897
Seeds and fodder	—	—	319,169		238,378
Materials and others	190,843	154,393	4,024,658		4,041,594

	190,843	154,393		91,944,154		73,872,464
Holding gain	—	—		2,206,179		5,744,136
Gain (loss) on commodities market	—	—		277,608		2,088,522
Transfer of inventories to expenses	—	—		(91,722)		(149,403)
Transfer of inventories to fixed assets	(70,404)	(39,695)		(202,737)		(503,848)
Transfer of unharvested crops to expenses	(235,472)	(262,674)		(7,500,700)		(7,422,598)
Recovery of inventories	—	—		—		—
Purchases	344,283	335,654		32,532,180		29,393,911
Operating expenses (Schedule H)	13,251	33,144		14,571,767		14,850,868
Less:
Inventories at the end of the period
Beef cattle (1)	—	—	(66,503,315)		(62,979,795)
Crops	—	—	(5,508,135)		(4,803,409)
Unharvested crops	—	—	(20,571,503)		(20,090,681)
Seeds and fodder	—	—	(251,658)		(166,898)
Materials and others	(237,986)	(212,268)	(3,823,638)	(96,658,249)	(3,024,911)	(91,065,694)

Cost of Sales (2)	4,515	8,554		37,078,480		26,808,358

(1)	Includes cattle births of the period
(2)	Includes cattle production amounting to Ps. 11,030,026 at December 31, 2005 and Ps. 12,492,004 at December 31, 2004
(2)	Includes corn production amounting to Ps. 4,586,159 at December 31, 2005 and Ps. 4,855,891 at December 31, 2004

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Foreign currency assets and liabilities

For the six-month periods ended December 31, 2005 and 2004 and the year ended June 30, 2005

(Notes 1 and 2)

Schedule G

	December 31, 2005				June 30, 2005			December 31, 2004
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in dollars	U$S	86,148	2,992	257,755	U$S	4,199,223	11,955,188	U$S	8,832,605	25,959,026
Cash and banks in reales	Rs	857	1,374	1,178	Rs	—	—	Rs	—	—
Investments:
Mutual funds	U$S	30,714	2,992	91,897	U$S	18,419,917	52,441,505	U$S	858	2,523
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	U$S	329,580	3,032	999,287	U$S	373,509	1,078,320	U$S	503,257	1,499,204
Trade accounts receivable:
Trade accounts receivable	U$S	931,033	2,992	2,785,651	U$S	333,190	948,593	U$S	325,277	955,988
Other receivables:
Secured by mortgage	U$S	1,563,797	2,992	4,678,880	U$S	2,886,254	8,217,166	U$S	359,202	1,055,695
Guarantee deposits	U$S	389,624	2,992	1,165,756	U$S	939,597	2,675,032	U$S	78,977	232,112
Non-Current Assets
Other receivables
Secured by mortgages	U$S	2,853,984	2,992	8,539,119	U$S	—	—	U$S	—	—
Investments:
Negotiable Bonds Convertible 2007 – IRSA
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	U$S	32,958,011	3,032	99,928,688	U$S	36,538,897	105,487,796	U$S	45,293,168	134,928,347

U$S	U$S	39,142,891		118,447,033	U$S	63,690,587	182,803,600	U$S	55,393,344	164,632,895

Rs	Rs	857		1,178	Rs	—	—	RS	—	—

Total Assets	U$S	39,142,891		118,447,033	U$S	63,690,587	182,803,600	U$S	55,393,344	164,632,895

Current liabilities
Trade accounts payable:
Suppliers	U$S	4,015,661	3,032	12,175,485	U$S	2,279,505	6,580,931	U$S	909,655	2,709,862
Interest to be accrued	U$S	(138,319)	3,032	(419,384)	U$S	—	—	U$S	—	—
Accrual for other expenses	U$S	1,230,438	3,032	3,730,689	U$S	898,119	2,592,869	U$S	714,893	2,129,666
Loans:
Local banks	U$S	—		—	U$S	—	—	U$S	4,068,000	12,118,572
Interest of Convertible Bonds 2007	U$S	199,391	3,032	604,553	U$S	164,996	476,343	U$S	199,036	592,928
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	U$S	178,589	3,032	541,481	U$S	244,853	706,891	U$S	266,145	792,845
Directors	U$S	343	3,032	1,041	U$S	344	992	U$S	85	252
Other debts:
Security transactions payable	U$S	—		—	U$S	1,448,075	4,180,593	U$S	—	—
Advances to customers	U$S	—		—	U$S	711,881	2,055,200	U$S	1,411,516	4,204,906
Cactus	U$S	—		—	U$S	—	—	U$S	70,000	205,730
Non-current liabilities
Loans:
Convertible Bonds 2007	U$S	19,505,607	3,032	59,141,000	U$S	15,869,642	45,815,657	U$S	17,913,238	53,363,537
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	U$S	17,470,641	3,032	52,970,984	U$S	24,223,922	69,934,463	U$S	23,953,025	71,356,061
Directors	U$S	33,600	3,032	101,875	U$S	33,980	98,100	U$S	7,600	22,640

Total Liabilities	U$S	42,495,951		128,847,724	U$S	45,875,317	132,442,039	U$S	49,513,193	147,496,999

U$S:	US dollars
Rs:	brasilien reales

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Information submitted in compliance with Section 64, subsection B of Law N° 19,550

For the six-month periods ended December 31, 2005 and 2004

(Notes 1 and 2)

Schedule H

Items	Total December 31, 2005 Pesos	Operating Expenses					Expenses		Total December 31, 2004 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling expenses Pesos	Administrative expenses Pesos

Directors’ fees	123,404	—	—	—	—	—	—	123,404	46,408
Fees and payments for services	1,129,971	166,555	1,234	107,285	58,036	—	—	963,416	503,171
Salaries and wages	3,377,284	1,572,904	305,762	849,550	417,592	—	—	1,804,380	2,554,573
Social security taxes	592,103	236,983	121,460	95,168	20,355	—	—	355,120	464,522
Taxes, rates and contributions	221,016	176,016	107,804	44,950	23,262	—	—	45,000	203,632
Gross sales taxes	429,076	—	—	—	—	—	429,076	—	260,488
Office and administrative expenses	251,229	—	—	—	—	—	—	251,229	219,318
Bank commissions and expenses	4,942	4,942	3,128	1,419	395	—	—	—	6,855
Depreciation of fixed assets	2,007,130	1,866,314	1,157,307	442,635	258,675	7,697	—	140,816	1,501,016
Vehicle and traveling expenses	321,278	201,268	84,232	109,100	7,682	254	—	120,010	295,806
Spare parts and repairs	596,878	596,878	376,996	169,174	50,708	—	—	—	598,008
Insurance	125,247	25,385	10,807	10,771	1,047	2,760	—	99,862	118,787
Benefits to Employees	219,041	155,302	35,078	113,497	6,727	—	—	63,739	174,362
Livestock expenses (1)	5,436,057	4,980,295	—	4,980,295	—	—	455,762	—	7,852,215
Dairy farm expenses (2)	1,594,134	1,592,968	—	—	1,592,968	—	1,166	—	643,214
Agricultural expenses (3)	6,629,645	2,728,741	2,728,741	—	—	—	3,900,904	—	4,465,418
Silo expenses	13,052	13,052	13,052	—	—	—	—	—	41,963
General expenses	254,164	254,164	117,842	123,065	10,717	2,540	—	—	132,059

Total at December 31, 2005	23,325,651	14,571,767	5,063,443	7,046,909	2,448,164	13,251	4,786,908	3,966,976	—

Total at December 31, 2004		14,850,868	4,562,016	9,279,058	976,650	33,144	2,408,431	2,822,516	20,081,815

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATIONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables and prepaid expenses without a due date at September 30, 2005.

	Other Receivables Pesos	Law No. 19,550 Section 33
		FYO	IGSA
		Other Receivables Pesos	Other Receivables Pesos
Current	366,162	23,603	—
Non- current	6,233,570	—	750,660

b.	Trade Accounts Receivable and other receivables to fall due at December 31, 2005

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33			Other Receivables Pesos	Law No. 19,550 Section 33
		IGSA	FYO	Cactus		Cactus
		Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos		Other Receivables Pesos

31.03.06	9,143,411	210,904	371,219	18,844	5,620,940	350,479
30.06.06	—	—	—	—	416,180	—
30.09.06	—	—	—	—	2,456,348	—
31.02.06	—	—	—	—	2,659,928	—
31.03.07	—	—	—	—	420,363	—
30.09.07	—	—	—	—	2,134,780	—
31.03.08	—	—	—	—	420,364	—
30.09.08	—	—	—	—	2,134,780	—
30.09.09	—	—	—	—	1,714,416	—
30.09.10	—	—	—	—	1,714,416	—

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts at December 31, 2005.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements (Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY (Continued)

b.	Debts without a due date at December 31, 2005.

	Loans Pesos	Taxes Payable Pesos	Allowances Pesos
Corrientes	17,277,515	—	—
No corrientes	—	44,117,008	66,002

c.	Debts to fall due at December 31, 2005

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33	Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos
		IRSA
		Trade Accounts Payable Pesos

31.03.06	19,428,266	140,769	1,147,075	596,188	663,160	2,692,373
30.06.06	—	—	—	295,896	889,509	—
30.09.06	7,277,500	—	—	—	—	—
31.12.06	—	—	—	—	—	—
31.12.07	—	—	111,374,915	—	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33			Other Receivables Pesos	Law No. 19,550 Section 33
		IGSA	FYO	Cactus		IGSA	Cactus	FYO
		Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos		Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos

In Pesos	6,357,760	210,904	371,219	18,844	11,908,492	750,660	23,603	350,479
In US Dollars	2,785,651	—	—	—	14,383,755	—	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements (Continued)

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS (Continued)

b.	All accounts receivable and other receivables and prepaid expenses are not subject to adjustment provisions.

c.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33			Other Receivables Pesos	Law No. 19,550 Section 33
		IGSA	FYO	Cactus		IGSA	FYO	Cactus
		Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos		Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos
Outstanding balances accruing interests	—	—	—	—	13,090,700	750,660	—	204,170
Outstanding balances not accruing interests	9,143,411	210,904	371,219	18,844	13,201,547	—	23,603	146,309

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33		Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos	Provisions Pesos
		IRSA	Cactus
		Trade Accounts Payable Pesos	Trade Accounts Payable Pesos

In Pesos	11,096,890	140,769	122,086	16,438,571	892,084	45,669,677	2,692,373	66,002
In US Dollars	15,486,790	—	—	113,360,934	—	—	—	—

b.	All debts outstanding are not subject to adjustment provisions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements (Continued)

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS (Continued)

c.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33		Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos	Provisions Pesos
		IRSA	Cactus
		Trade Accounts Payable Pesos	Trade Accounts Payable Pesos

Outstanding debts accruing Interests	6,294,265	—	—	129,491,374	—	—	—	—
Outstanding debts not accruing interests	20,289,415	140,769	122,086	308,131	892,084	45,669,677	2,692,373	66,002

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of December 31, 2005 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

At December 31, 2005 there were advance payments to directors for Ps.76,000, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a period in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in (Mercado de Hacienda de Liniers).

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements (Continued)

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 33.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the depreciations with the income of the Company.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Account Value Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	60,127,794	31,837,417
Vehicles	Theft, fire and civil and third parties liability	50,945,800	584,775

16.	CONTINGENCIES

At December 31, 2005 there are no contingent situations that have not been accounted for.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERRED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Financial Statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight

Buenos Aires, February 10, 2006 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BCBA: CRES), one of the leading agricultural companies in Argentina, announced today its results for the six-month period of fiscal year 2006, ended December 31, 2005.

The results for the first six-month period of 2006 showed a net profit of Ps. 23.9 million compared to the Ps. 9.5 million profit for the same period of the previous fiscal year.

This increase in the net result is mainly due to: (i) a major increase in sales in the first six-month period ended December 31, 2005, (ii) the results from the sale of farming establishments, which amounted to Ps. 9.9 million in the current period, (iii) an increase in results as a consequence of exchange gains/losses generated by financial assets and liabilities, which rose from a Ps. 0.96 million loss in the first six-month period of fiscal 2005 to a Ps. 2.2 million profit for this six-month period, and (iv) the results from the sale of previously acquired Bonds which amounted to Ps. 14.9 million.

Consolidated net sales for the period were Ps. 54.7 million, 55.2% higher than consolidated net sales for the same period of the previous fiscal year, mainly due to increases in the sales of crops and milk for the first six-month period of 2005.

Gross profit for the first six-month period of fiscal 2006 was Ps. 12.0 million as compared to Ps. 6.4 million gross profit for the same period of the previous year.

This rise in gross profit is due to an increase in the sales of crops, which offset the impact of the lower average price per ton compared to the same period of the previous fiscal year.

There was also an increase in the production of milk as a result of the start-up of production activities in the new dairy facilities in our El Tigre farm. The production of milk rose by 123% compared to the same period of the previous fiscal year, with a highly positive impact in the margin of the segment.

Operating results for the six-month period ended December 31, 2005 were a Ps. 14.7 million profit, compared to the Ps. 7.1 million profit for the same period of the previous fiscal year.

Results from related companies were a Ps. 7.5 million profit, mainly due to our ownership share in IRSA Inversiones y Representaciones S.A. as of December 31, 2005.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Summary of operations

Crops

Crop sales totaled Ps. 28.9 million for this six-month period, compared to Ps. 11.2 million crop sales for the previous period. Crop sales amounted to 86,347 tons at an average price per ton of Ps. 335 compared to 31,906 tons sold at an average price of Ps. 352 during the same period of the previous fiscal year.

At December 31, 2005, 66% of the 5,513 hectares sown with wheat had been harvested. The yield obtained was way above expectations. Sunflower and soybean crops have also been showing satisfactory performance.

Our crop stock totaled 19,318 tons at the end of the six-month period, from which 14,051 tons were of wheat and 4,443 tons were of corn.

In the period ended December 31, 2005 gross profit in this segment was Ps. 5.3 million compared to a loss of Ps. 0.2 million for the same period of the previous fiscal year. Gross profit in this segment rose as a result of the boost in crop sales and an overall increase in the price of crops. In turn, at the close of the period accumulated stocks were favored by an increase in real terms in the average prices of the different crops.

In the current season, our agricultural activities extend over a surface area of 37,022 hectares, 17,004 of which are leased from third parties. The total number of hectares devoted to agricultural activities has risen by 1,174 compared to the previous year, mainly as a result of the acquisition of the “El Invierno” farm, which boosted the number of own hectares in operation, and of the increase in land leased from third parties.

Beef Cattle

At December 31, 2005, the Company had a 93,242-head cattle stock, 7% lower than at December 31 of the previous year. The total surface area devoted to beef cattle activities is 129,946 hectares.

Livestock sales decreased by 7.6% compared to the previous fiscal year, from Ps. 18.7 million at December 31, 2004 to Ps. 17.3 million at December 31, 2005. During the first six-month period of the current fiscal year sales totaled 7,792 tons, compared to the 8,953 tons sold in the first six-month period of fiscal 2004: this segment shows a 13% decrease.

Gross profit in the cattle beef segment was Ps. 2.7 million, compared to Ps. 4.0 million for the first six-month period of the previous fiscal year. This drop in the business unit’s gross profit is mainly due to the drop in sales, which was partially offset by a higher average price in livestock.

Cattle beef production was 4,532 tons, a 24% decrease compared to the previous fiscal year. This variation was due to a decrease in cattle stock derived from the sale of two farms and the effects of the drought that particularly impacted the province of Catamarca.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Milk

Milk production increased by 123% in the six-month period, from 3.5 million liters at December 31, 2004, to 7.9 million liters at December 31, 2005.

Gross profit at December 31, 2005 was Ps. 2.0 million, 186% higher than the profit for the same period of the previous year. This increase reflects higher production resulting from the start-up of operations at the new dairy facilities in the “El Tigre” farm and the higher average price per liter of milk, which rose from Ps. 0.44 to Ps. 0.54.

The “El Tigre” dairy farm, equipped with state-of-the-art technology, started to operate on March 1, 2005. This dairy farm can process 2,000 heads and its production capabilities can deliver up to 32,000 liters of milk per day. Forecasts for this business segment estimate yields even higher than those projected for the agricultural segment. The investment required by this project was U$S 1.0 million.

At present, the Company has another dairy farm in La Juanita, whose feeding system is mainly pasture-based. This feeding system implies lower costs.

The milk business in Argentina has undergone major oscillations in recent decades: there was a sustained growth until 1999 and afterwards, as a direct consequence of the economic crisis in 2001, there was a major drop in production. At present, thanks to attractive prices, the segment has become an interesting alternative again and the quantities of dairy products exported in 2005 have reached record high levels.

Feed Lot

The Company has a 50% equity interest in Cactus Argentina S.A., which in turn operates a 170-hectare Feed Lot in the province of San Luis: during the six-month period ended December 31, 2005 the Feed Lot continued to play a key role in our company’s cattle beef production which helped strengthen growth in the segment.

Cactus Argentina S.A.’s gross profit for the six-month period was Ps. 1.2 million, 140% higher than for the same six-month period of the previous fiscal year. The net result for the six-month period was a Ps. 0.1 million profit compared to a Ps. 0.1 million loss for the period ended December 31, 2004. This result is mainly due to the increase in the volume of food sold in the hosting service caused by admission of bigger animals and the increased profitability yielded by the Company’s own beef cattle.

Feed-lot fed animals yield consistently standard-end products, therefore buyers obtain high quality, which facilitates trading activities, increases prices and enhances access to the European market.

Prospects for the coming period are highly encouraging. Occupation levels may, despite the increase in corn prices, yield significant increases as a result of a Resolution issued by the Argentine Government and pursuant to which slaughtering of cattle below 300 kg is suspended for the purpose of meeting an increasing demand for beef, both domestic and foreign.

Purchase and sale of farms

In September 2005 we signed the title deed for the acquisition of “San Pedro”, a 6,022-hectare farm located in the Department of Uruguay, province of Entre Ríos. The purchase price was agreed at U$S 16 million, of which U$S 9.5 million were paid upon execution of the title deed, U$S 4.0 million were canceled during the quarter and the remaining U$S 2.5 million matures in September 2006.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Development of marginal lands

We believe that the potential of the segment lies on the development of marginal land, as has been the case in various countries worldwide. With the help of state-of-the-art technology we can obtain yields similar to, and returns better than, those in the core areas.

During the first six-month period of fiscal 2006, development efforts continued at our “Los Pozos” farm located in the province of Salta, foresting the addition, during the current fiscal year, of 6000 additional hectares destned to the cattle beef activity which already have grass sowed.

At December 31, 2005 Cresud’s land reserves amounted to 258,477 hectares, which had been acquired at very low prices. In our opinion, the development of these areas, accompanied by technological breakthroughs will contribute to appreciate the value of land which will in turn imply significant gains for the Company.

Investments in Other Companies

On December 27, 2005, Cresud and its subsidiary IGSA bought 100% of the shares in Agropecuaria Cervera S.A. (ACER) pursuant to a swap agreement. ACER has, among other assets and rights, the concession of the start-up of production activities in the framework of a comprehensive development project that comprises biological, economic and social aspects over various properties in the Anta department, province of Salta. ACER has been duly authorized to carry out a major agriculture, livestock and forestry project.

In consideration for this swap, Cresud transferred 3.6 million Bonds which may be converted into ordinary shares issued by IRSA Inversiones y Representaciones S.A. and paid Ps. 0.96 million, while IGSA paid Ps. 0.1 million and U$S 0.7 million.

Expansion to Brazil

Based on an analysis of the potential offered by the Brazilian agricultural market, the Company decided to move forward with the possibility of investing in Brazil through a special purpose vehicle/entity. For that purpose, proceedings have been started to create a company under the name of “BrasilAgro - Companhia Brasileira de Propiedades Agrícolas” and funds have been contributed in the amount of Ps. 0.6 million. Such exposure in the Brazilian market by no means alters the Company’s priorities in its current and future investments in Argentina.

Brazil was chosen as a target for new investments taking into consideration the very special features of the market, which afford an outstanding opportunity to apply the know-how developed by our company.

Internet

The Company holds a 70% equity interest in Fyo.com, an Internet site. Fyo.com’s position as leader in the farming sector continues to strengthen on the basis of the broad range of business services offered to the sector and Fyo.com’s role in direct sales of supplies and crop brokerage services.

At present, Futuros y Opciones.com S.A. has a database of over 40,000 users and more than 5,000 farmers authorized to carry out business. The strategy implemented consists in focusing on business services to farmers by leveraging on Cresud’s experience and operating capacity in the business, with Fyo.com being the link with customers.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Internet (Continued)

During the period ended December 31, 2005, Futuros y Opciones.com S.A. posted income for Ps. 1.4 million, 140% higher than the income for the same period of the previous fiscal year. Net results for the period were a Ps. 0.26 million loss, i.e. 27% higher than the Ps. 0.20 million loss for the same period in fiscal 2005.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Principal indicators for the six-month periods

ended December 31, 2005 and 2004:

	6-month period ended December 31, 2005	6-month period ended December 31, 2004%
Sales (volume)
Wheat (tons)	6,189	950	552%
Corn (tons)	49,386	19,959	147%
Sunflower (tons)	1,810	—
Soybean (tons)	25,539	9,995	156%
Other (tons)	3,423	1,002	242%

Total Crops (tons)	86,347	31,906	171%

Beef (tons)	7,792	8,953	-13%
Milk (Thousands of liters)	7,863	3,525	123%

Production
Wheat (Tons)	14,305	20,595	-31%
Corn (Tons)	2,311	1,765	31%
Sunflower (Tons)	—	—
Soybean (Tons)	6	79	-93%
Beef (Tons)	4,532	5,988	-24%
Milk (Thousands of liters)	7,863	3,525	123%

Operated surface area (in hectares)
Crops
Owned farms	20,018	19,706	2%
Leased farms	17,004	16,142	5%
Beef
Owned farms	97,299	126,964	-23%
Leased farms	32,647	—
Dairy
Owned farms	1,505	1,583	-5%

Land reserves (in hectares)	258,477	263,177	-2%

Surface area under irrigation	3,750	3,750	0%

Storage capacity (tons)	10,000	12,660	-21%

Total head of cattle	93,242	99,797	-7%
Dairy farm stock (heads)	5,262	3,575	47%
Milking cows (heads)	3,070	1,406	118%

Note: This table does not include Agro-Uranga (35,72% of 8.299 hectares) nor Agropecuaria Cervera S.A. (99,99% of 160.000 hectares).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Results from IRSA Inversiones y Representaciones S.A.

The result derived from our equity interest in IRSA Inversiones y Representaciones (NYSE: IRS – BCBA: IRSA) showed a Ps. 29.0 million profit compared to a Ps. 56.8 million profit at December 31, 2004.

IRSA’s results are basically due to the following circumstances: revenues increased by 38.4% from Ps. 185.2 million at December 31, 2004 to Ps. 256.4 million at December 31, 2005, accounted for by the following increases (i) Ps. 57.9 million in the shopping center segment, (ii) Ps. 0.2 million in sales and developments, (iii) Ps. 7.7 million in the hotels segment, (iv) Ps. 4.5 million in offices and other lease properties, and (v) Ps. 0.9 million in financial and other operations.

IRSA is Argentina’s leading real estate company with a fully diversified portfolio of properties.

IRSA participates in the following business segments:

•	Office rental with more than 98,100 m2 for lease of premium offices.

•	Operation of Shopping Centers through its 61.62% equity interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, BCBA: APSA). APSA is one of the leading operators of shopping centers in Argentina and owns or has majority interests in 9 shopping centers with 212,159 m2 of Gross Leasable Area.

•	Holding and operation of luxury hotels through its equity interest in 3 five-star hotels.

Besides, IRSA owns residential properties for sale and land reserves for current and future developments valued at Ps. 402.6 million.

Additionally, IRSA has an 11.8% ownership interest in Banco Hipotecario, the leading Argentine mortgage bank whose net worth amounts to Ps. 2,217 million. This amount has been calculated in accordance with the regulations of the Argentine Central Bank on the basis of temporary amounts as at the time of issuance of IRSA’s financial statements at December 31, 2005, Banco Hipotecario S.A. had not yet completed the issuance and approval of its financial statements.

IRSA’s total consolidated assets amount to Ps. 2,622.7 million and its shareholder’s equity amounts to Ps. 1,301.3 million.

At December 31, 2005, the amount of outstanding Bonds and warrants was U$S 56.98 million and 57.75 million, respectively. Outstanding shares at that date were 368,447,883.

At December 31, 2005, our equity interest in IRSA amounted to 21.1% of its total outstanding shares. In addition, our holdings of Convertible Bonds issued by IRSA amount to U$S 33.0 million. These Convertible Bonds bear an option to purchase additional shares in IRSA. Should the option and conversion rights be exercised on equal footing with all remaining bondholders, Cresud would become owner of 34.3% of IRSA’s capital stock. Our ownership interest in IRSA is currently valued by application of the equity method.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Other relevant highlights

Reduction of debt due to the conversion of notes and exercise of Warrants

As of the date of this report, Cresud’s indebtedness resulting from the issuance of Convertible Bonds diminished by U$S 13,023,213, from the U$S 50,000,000 originally issued, as a result of the conversions received.

In addition, as of the date this report, a total amount of 9,799,343 Warrants have been exercised, which generated income for the company in the amount of U$S 11.8 million.

Therefore, after giving effect to all the conversions received and warrants exercised, the amount of Bonds outstanding as of the date of this report is U$S 36,976,787 and the amount of outstanding warrants is 40,200,657. The amount of shares issued was 44,943,917, which raised the company’s total outstanding shares to 169,228,309.

At December 31, 2005, the Company’s holdings in IRSA’s Convertible Bonds amounted to U$S 33.0 million. The interest rate accrued by these bonds is the same as that accrued by the bonds issued by Cresud. During this period Cresud swapped 3.6 million IRSA Bonds, which resulted in a Ps. 14.9 profit.

The following is a detail of the past, present and potential situation of the Convertible Bonds issued on November 14, 2002 under the laws of the State of New York at an 8% interest rate (payable on a half-yearly basis) maturing on November 14, 2007 and convertible at a price of U$S 0.5078 per share of 1.00 par value (1.9693 shares for each Convertible Bond). The Convertible Bonds also have a warrant attached that allows its holder to purchase 1.9693 shares of $1.00 par value at a price of U$S 0.6093 each per Convertible Bond.

Note: Total conversion refers to a situation in which all the holders of Convertible Bonds exercise their right to convert the bonds into shares and all the options granted by the warrants.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Dividend Distribution

On November 29, 2005 the Company’s Ordinary and Extraordinary Shareholders’ Meeting approved the distribution in cash of Ps. 10.0 million as dividends or Ps. 0.0591 per share of Ps. 1.00 par value (Ps. 0.591 per ADR). Dividends were effectively paid as from December 22, 2005.

Perspectives for the coming quarter

Prospects for the coming quarter are quite encouraging: the prices of commodities continue to be very firm and therefore we expect an increase in our returns. Prospects are also favorable as regards progress in soybean and sunflower harvesting activities for next quarter. In relation to the budget, both crops are showing optimum performance as of the date of this report. In the case of corn, we estimate a loss ranging from 5% to 10% resulting from droughts, which will be nonetheless offset by the increase in prices.

In accordance with our strategy to develop new agricultural projects, we are working on a possible expansion to Brazil; we do not rule out the possibility of moving forward with these projects in the current fiscal year.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Comparative Shareholders’ Equity Structure

	At December 31, 2005 Pesos	At December 31, 2004 Pesos	At December 31, 2003 Pesos	At December 31, 2002 Pesos	At December 31, 2001 Pesos
Current Assets	80,446,179	89,091,991	69,522,344	82,707,765	131,390,490
Non-current Assets	672,427,556	609,533,419	525,729,702	497,572,921	235,135,415

Total Assets	752,873,735	698,625,410	595,252,046	580,280,686	366,525,905

Current Liabilities	52,277,762	66,430,672	12,520,393	27,866,941	61,417,713
Non-current Liabilities	157,085,143	152,099,365	151,890,701	193,294,773	1,164,992

Total Liabilities	209,362,905	218,530,037	164,411,094	221,161,714	62,582,705

Minority Interest	200,444	5,366	104,178	318,671	347,591

Shareholders’ Equity	543,310,386	480,090,007	430,736,774	358,800,301	303,595,609

	752,873,735	698,625,410	595,252,046	580,280,686	366,525,905

Comparative Income Structure

	At December 31, 2005 Pesos	At December 31, 2004 Pesos	At December 31, 2003 Pesos	At December 31, 2002 Pesos	At December 31, 2001 Pesos
Operating income (loss)	14,670,863	7,058,416	5,486,663	20,659,485	1,312,814
Financial and holding gain (loss)	16,876,782	(2,194,831)	602,205	(13,012,668)	(83,463,137)
Other income and expenses and income on equity	6,625,773	10,781,030	2,359,620	39,728,645	(589,446)
Management fees	(2,653,994)	(1,059,305)	(529,129)	(3,419,171)	—

Operating net income (loss)	35,519,424	14,585,310	7,919,359	43,956,291	(82,739,769)
Income Tax	(11,709,985)	(5,111,658)	(3,259,735)	(7,964,246)	—
Minority Interest	76,503	60,085	102,532	112,129	186,145

Net Income (loss)	23,885,942	9,533,737	4,762,156	36,104,174	(82,553,624)

Production volume

	Three-month period December 31, 2005	Accumulated July 1, 2005 to December 31, 2005	Three-month period December 31, 2004	Accumulated July 1, 2004 to December 31, 2004	Three-month period December 31, 2003	Accumulated July 1, 2003 to December 31, 2003	Three-month period December 31, 2002	Accumulated July 1, 2002 to December 31, 2002	Three-month Period December 31, 2001	Accumulated July 1, 2001 to December 31, 2001
Beef Cattle (in Kgs.)	2,036,531	4,532,104	4,261,029	5,987,932	3,027,981	5,111,038	3,253,774	5,505,936	1,960,698	5,249,556

Butyraceous (in Kgs.)	155,145	286,329	72,518	125,596	71,199	135,196	56,314	113,688	70,843	153,063

Crops (in quintals) *	143,047	170,677	205,947	224,380	115,712	140,050	74,744	128,056	187,752	211,134

*	One quintals equals one hundred kilograms

/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Sales volume

	Three-month period December 31, 2005	Accumulated July 1, 2005 to December 31, 2005	Three-month period December 31, 2004	Accumulated July 1, 2004 to December 31, 2004	Three-month period December 31, 2003	Accumulated July 1, 2003 to December 31, 2003	Three-month period December 31, 2002	Accumulated July 1, 2002 to December 31, 2002	Three-month period December 31, 2001	Accumulated July 1, 2001 to December 31, 2001
Beef Cattle (in Kgs.)	2,992,841	7,792,495	4,037,087	8,952,625	3,454,520	6,621,506	2,250,703	4,855,825	4,448,217	9,531,526

Butyraceous (in Kgs.)	155,145	286,329	72,518	125,596	71,199	135,196	56,314	113,688	70,843	153,063

Crops (in quintals) *	467,245	863,468	125,556	319,058	113,710	236,011	338,738	711,420	80,809	506,789

*	One quintals equals one hundred kilograms

Local Market

	Three-month period December 31, 2005	Accumulated July 1, 2005 to December 31, 2005	Three-month period December 31, 2004	Accumulated July 1, 2004 to December 31, 2004	Three-month period December 31, 2003	Accumulated July 1, 2003 to December 31, 2003	Three-month period December 31, 2002	Accumulated July 1, 2002 to December 31, 2002	Three-month period December 31, 2001	Accumulated July 1, 2001 to December 31, 2001
Beef Cattle (in Kgs.)	2,992,841	7,792,495	4,037,087	8,952,625	3,454,520	6,621,506	2,250,703	4,855,825	4,448,217	9,531,526

Butyraceous (in Kgs.)	155,145	286,329	72,518	125,596	71,199	135,196	56,314	113,688	70,843	153,063

Crops (in quintals) *	467,245	863,468	125,556	319,058	113,710	236,011	338,738	711,420	80,809	506,789

*	One quintals equals one hundred kilograms

Exports

There were no exports (foreign trade) in the last five fiscal years.

Ratios

	At December 31, 2005 Pesos	At December 31, 2004 Pesos	At December 31, 2003 Pesos	At December 31, 2002 Pesos	At December 31, 2001 Pesos
Liquidity	1.539	1.341	5.553	2.968	2.139
Solvency	2.595	2.197	2.620	1.622	4.851
Non-current assets to assets	0.893	0.872	0.883	0.857	0.642
Return on Equity	0.045	0.020	0.012	0.106	(0.244)

/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
Chairman

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at December 31, 2005 and 2004, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2005 and 2004 and the complementary notes 1 to 19 and schedules A, C, E, F, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution N° 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters, It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2005 and 2004, on which we issued our unqualified report dated September 8, 2005, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at December 31, 2005 and 2004 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the suplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2005.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements; that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at December 31, 2005, the debt accrued of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 170.023,40 which is not yet due.

Autonomus City of Buenos Aires, February 10, 2006

PRICE WATERHOUSE & CO. S.R.L.

/s/ Dr. Andrés Suarez	(Partner)

Dr. Andrés Suarez

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: February 21, 2006